2022 ANNUAL REPORT



STRENGTHENING
OUR PLATFORM

UNLOCKING NEW
OPPORTUNITIES

UFP
TECHNOLOGIES



UFP Technologies is a designer and custom manufacturer of comprehensive solutions for medical devices, sterile packaging, and other highly engineered custom products.



UNITED STATES

★ Newburyport, MA (Corporate Headquarters)

Chicopee, MA

Providence, RI

Grand Rapids, MI

Denver, CO

El Paso, TX

Rancho Dominguez, CA

Kissimmee, FL

Huntsville, AL

Kennesaw, GA

IRELAND

Galway, IE

COSTA RICA

Heredia, CR

DOMINICAN REPUBLIC

La Romana, DO

MEXICO

Tijuana, MX

CONTENTS

Learn more about us at www.ufpt.com.



DEAR FELLOW SHAREHOLDERS,

For your Company, 2022 was an exciting year of important achievements and strong results. Driven by the tireless efforts of the entire UFP team, sales grew 72% to $354 million, with sales to the medical market increasing by 116%. Net income more than doubled, from $15.9 million last year to $41.8 million in 2022. Earnings per share grew 160%, and our base business grew 19% organically. To build on this progress, we plan to continue expanding our strategic platform to meet rising customer demand and capture new high-value growth opportunities.

BUILDING OUR INTERNATIONAL PRESENCE

In 2022, we advanced a key strategic goal by integrating three major acquisitions and establishing our international footprint. After acquiring DAS Medical and Contech Medical at the end of 2021, we added Advant Medical in March 2022. I am pleased to report that each of them has far exceeded our expectations on both their top and bottom lines. Each has brought profitable synergies and new capabilities to strengthen our product offerings. Most importantly, each has made us more valuable to our customers.

Our acquired locations in the Dominican Republic, Costa Rica, and Galway, Ireland combine to give UFP a powerful overseas manufacturing presence. We have long considered this an essential step in the Company's evolution, and the impact on our strategic platform and overall growth prospects has been truly transformative. Please see the following pages to learn more.

ADDING NEAR-SHORE MANUFACTURING CAPABILITY WITH OUR NEW TIJUANA, MEXICO FACILITY

In addition to these acquisitions, we completed our own factory start-up in Tijuana, Mexico. We transitioned from a dirt lot to production parts in just eight months, earning our ISO quality certification and launching our first program ahead of schedule and under budget. We chose this location for its established reputation as a medical device manufacturing hub and close proximity to many of our customers. This state-of-the-art medical facility is already proving to be an attractive option for customers looking for low-cost manufacturing options that maintain the highest levels of quality and innovation.

DIVESTING ASSETS TO SHARPEN OUR STRATEGIC FOCUS

As we expanded internationally, we also consolidated our platform by selling assets that were no longer central to the mission. For example, we sold our Molded Fiber business and related Iowa real estate for $32 million. This was a valued part of the UFP family for many years, and we wish that team all the best under their new owners. In addition, we sold our manufacturing facility in Georgetown, Massachusetts, which had recently been consolidated into our Newburyport facility, for $6.7 million. These initiatives brought us growth capital and, more importantly, freed up our management team to continue growing our MedTech business and pursuing other high-value opportunities.

EXPANDING THE TEAM WITH 1,000 NEW ASSOCIATES

I have always been very proud of the UFP team, but their performance in 2022 was truly extraordinary. Our people worked incredibly hard navigating supply chain challenges and a difficult labor market to deliver exceptional results for our customers and shareholders. We brought on 1,000 new associates during the year; the team now numbers approximately 3,000 in all. It was an enormous task to hire and onboard such a high percentage of new workers, but our people executed superbly and made it happen. It's just one example of how our team went above and beyond to meet our customer commitments and fuel our continued growth. I am deeply grateful for the hard work and dedication they displayed all year long.



2018	2019	2020	2021	2022
$140,457	$161,991	$176,893	$194,446	$237,545

STOCKHOLDERS' EQUITY

A STRONG FOUNDATION FOR THE FUTURE

Looking ahead, I remain very bullish about our growth strategy and our future. We will continue to focus on large and growing market segments where our unique skills are in high demand. We will continue to increase our value to key customers as we gain the benefits of our recent investments in new clean rooms, production capacity, equipment, talent, and more. We will continue to realize additional synergies as we integrate our acquisitions more deeply into UFP, share best practices, and leverage our respective strengths.

While our platform is far stronger than it was a year or two ago, we see many opportunities for further improvement. With only about $55 million in debt at year end, our balance sheet remains strong, allowing us to fund additional internal and external growth initiatives. We will continue working to take your Company to new heights and, as always, I thank you for your support.

Sincerely,

R. Jeffrey Bailly

R. Jeffrey Bailly
Chairman and CEO

> " *We plan to continue expanding our strategic platform to meet rising customer demand and capture new high-value growth opportunities.*"

STRENGTHENING OUR PLATFORM TO



- We have established our international manufacturing platform with three recent acquisitions and our new facility in Mexico. These are optimal factory locations, carefully chosen and exactly where customers need us to be.
- October 2021: We acquired Contech Medical in Rhode Island and Costa Rica. Contech is a leading designer and manufacturer of Class III medical device packaging, primarily for catheters and guidewires, a rapidly growing category.
- December 2021: We acquired DAS Medical in the Dominican Republic. DAS is a medical device contract manufacturer specializing in robotic draping systems, single-use surgical equipment covers, and fluid control pouches.
- March 2022: We acquired Advant Medical in Galway, Ireland with operations in Costa Rica and partner manufacturing in Mexico. Advant is a developer and manufacturer of Class I, II, and III medical devices and packaging that strengthens our position in the catheter and guidewire packaging space and gains us a strategically important Ireland location.
- June 2022: We opened our own 84,000-square-foot medical facility in Tijuana, Mexico, featuring clean room/clean space medical device manufacturing and assembly. Overall, we have recently added six new clean rooms across five different factories.
- We currently ship approximately $10 million in product annually to both Ireland and the Dominican Republic. Our new facilities will allow us to shift manufacturing, reduce freight costs and lead times, and grow our business in these locations.

INCREASE OUR VALUE TO CUSTOMERS

- We are focused on sharing best practices and optimizing manufacturing techniques among our facilities. For example, one of our recent acquisitions had developed equipment with approximately 15% higher output than previous methods. We quickly shared this best practice with all relevant facilities, so multiple plants can realize the same productivity gains.

- In summary, each of these initiatives brings new capabilities and important synergies to our medical infrastructure – expanding our product portfolio and enabling us to provide more, and more valuable, solutions to the medical market.

- And we're far from done. After acquiring many companies over the years, we have become very skilled at targeting acquisitions that add substantial and often immediate value. We know how to choose best-fit candidates, integrate them seamlessly, and maximize synergies. This will remain a key part of our growth strategy.



UNLOCKING NEW OPPORTUNITIES TO

- Because our recent acquisitions generally provide complementary – not competing – products and services, we can now address more of our customers' needs through a more comprehensive suite of development, commercialization, and manufacturing services.
- We now offer customers efficient, high-quality manufacturing capabilities in low-cost countries. This allows them to direct more programs to a partner they know and trust – while allowing us to defend business that might otherwise be lost to low-cost country competitors.
- Our new Ireland location provides a critical base for servicing the European medical markets. It also expands our product development skills and clean room manufacturing capacity, and adds in-house injection molding expertise – a key capability for customers and important strategic objective for us.
- Similarly, we will now be able to service customers in Mexico directly from our Tijuana facility. We built this factory after extensive consultations with our customers, who place a high value on proximity and easy accessibility to their facilities.
- We have dramatically improved our ability to meet customer needs in high-skill, high-value and rapidly growing markets such as robotic surgery and infection prevention. Our capital equipment investments are helping us to better serve these customers and solve more of their problems. For example, we have significantly boosted our capacity to make surgical drapes used in robotic procedures, taking us further up the value chain and presenting new growth opportunities.



CONTINUE GROWING OUR BUSINESS



- We are expanding our product development business with new locations in Ireland and the Dominican Republic, and adding resources in Newburyport and Chicopee, Massachusetts. We use our expertise in engineering, materials, and precision manufacturing to help refine customers' product ideas into successful solutions. For customers, this process is critical. For UFP, it often leads to highly profitable, long-running manufacturing programs that, once in place, are very hard to change in a highly regulated environment.

- Knowledge gained from medical programs also makes us more valuable to our Advanced Components customers. Their solutions often utilize the same materials and processes as our medical solutions, ensuring high levels of quality and precision for customers across all our target markets.



MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET PRICE

The Company's common stock is listed on the NASDAQ Capital Market under the symbol "UFPT". The following table sets forth the range of high and low quotations for the common stock as reported by NASDAQ for the quarterly periods from January 1, 2021 to December 31, 2022:

Fiscal Year Ended December 31, 2021	High	Low
First Quarter	$ 55.52	$ 44.02
Second Quarter	59.68	49.02
Third Quarter	71.17	56.11
Fourth Quarter	75.34	59.00

Fiscal Year Ended December 31, 2022	High	Low
First Quarter	$ 76.01	$ 56.10
Second Quarter	87.83	65.00
Third Quarter	100.64	74.00
Fourth Quarter	126.78	85.04

NUMBER OF STOCKHOLDERS

As of March 10, 2023, there were 79 holders of record of the Company's common stock.

Since many of the shares are held by brokers and other institutions on behalf of stockholders, the Company is unable to estimate the total number of beneficial stockholders represented by these holders of record.

DIVIDENDS

The Company did not pay any dividends in 2022 or 2021. The Company presently intends to retain all its earnings to provide funds for the operation of its business and strategic acquisitions, although it would consider paying cash dividends in the future. Any decision to pay dividends will be at the discretion of the Company's board of directors and will depend upon the Company's operating results, strategic plans, capital requirements, financial condition, provisions of the Company's borrowing arrangements, applicable law and other factors the Company's board of directors considers relevant.

ISSUER PURCHASES OF EQUITY SECURITIES

On June 16, 2015, the Company issued a press release announcing that its Board of Directors authorized the repurchase of up to $10.0 million of the Company's outstanding common stock. There was no share repurchase activity for the years ended December 31, 2022, 2021, and 2020. During the year ended December 31, 2015, the Company repurchased 29,559 shares of common stock at a cost of approximately $587 thousand. At December 31, 2022, approximately $9.4 million was available for future repurchases of the Company's common stock under this authorization.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company is a design, engineering, and custom manufacturer of comprehensive solutions for medical devices, sterile packaging, and other highly engineered custom products. The Company is an important link in the medical device supply chain and a valued outsource partner to many of the top medical device manufacturers in the world. The Company's single-use and single-patient devices and components are used in a wide range of medical devices and packaging for minimally invasive surgery, infection prevention, wound care, wearables, orthopedic soft goods, and orthopedic implants.

The Company is diversified by also providing highly engineered products and components to customers in the automotive, aerospace and defense, and industrial markets. Typical applications of its products include military uniform and gear components, automotive interior trim, air filtration, and protective cases and inserts.

The Company's current strategy includes further organic growth and growth through strategic acquisitions.

Net sales for the Company for the year ended December 31, 2022 increased 71.5% to $353.8 million from $206.3 million for the year ended December 31, 2021 due to the Company's acquisitions of Contech Medical, DAS Medical, and Advant Medical, and an organic sales increase of approximately 18.6%. Gross margin increased to 25.5% for the year ended December 31, 2022, from 24.8% in 2021. Operating income and net income for the year ended December 31, 2022 increased by 161.1% and 163.1%, respectively. These results were achieved despite challenges that plagued the Company during much of 2022, including raw material and labor shortages, and significant inflationary cost increases on raw materials, labor, overhead costs and interest on the Company's credit facility.

Results of Operations

The following table sets forth, for the years indicated, the percentage of revenues represented by the items as shown in the Company's Consolidated Statements of Income:

	2022	2021	2020
Net sales	100.0%	100.0%	100.0%
Cost of sales	74.5%	75.2%	75.1%
Gross profit	**25.5%**	**24.8%**	**24.9%**
Selling, general and administrative expenses	12.9%	14.3%	15.3%
Acquisition costs	0.3%	0.2%	0.0%
Change in fair value of contingent consideration	2.8%	0.0%	0.0%
Gain on sale of Molded Fiber business	-4.4%	0.0%	0.0%
(Gain) loss on sale of fixed assets	-1.8%	0.0%	0.3%
Operating income	**15.7%**	**10.3%**	**9.3%**
Interest expense, net	0.8%	0.0%	0.0%
Total other expense	0.0%	0.0%	0.2%
Income before taxes	**14.9%**	**10.3%**	**9.1%**
Income tax expense	3.1%	2.6%	1.6%
Net income from consolidated operations	**11.8%**	**7.7%**	**7.5%**

2022 COMPARED TO 2021

Sales

Net sales increased 71.5% to $353.8 million for the year ended December 31, 2022, from net sales of $206.3 million in 2021. The increase in sales was primarily due to increases in sales to customers in the Medical market of 116.0%. The increases in sales in the Medical market were primarily due to increased sales from the Company's recently acquired companies of $121.9 million, as well as an organic sales increase of 24.0% due to increased medical procedures, restoring of inventory levels by our customer, and price increases implemented in response to incremental input costs. Sales to customers in all other markets decreased 8.4%, largely due to the Company's disposition of its Molded Fiber business in July 2022.

Gross Profit

Gross profit as a percentage of sales ("Gross Margin") increased to 25.5% for the year ended December 31, 2022, from 24.8% in 2021. As a percentage of sales, material and labor costs collectively increased 5.5%, while overhead decreased 6.3%. The increase in gross margin is primarily due to the leverage of organic sales growth over the fixed portion of overhead, partially offset by inflationary cost increases in both raw materials and labor.

Selling, General, and Administrative Expenses

Selling, General, and Administrative Expenses ("SG&A") increased approximately 55.3% to $45.8 million for the year ended December 31, 2022, from $29.5 million in 2021. The increase in SG&A was primarily due to the additional SG&A from recent acquisitions and increased employee compensation and benefits, offset by reduced SG&A as a result of the sale of the Molded Fiber business. As a percentage of sales, SG&A decreased to 12.9%, from 14.3% in 2021. The decrease in SG&A as a percentage of sales was primarily due to increased organic sales measured against relatively fixed SG&A.

Acquisition Costs

The Company incurred approximately $1.0 million in costs associated with acquisition related activities which were charged to expense for the year ended December 31, 2022. These costs were primarily for legal services, valuation services and stamp duty filings and are reflected on the face of the income statement.

Change in fair value of contingent consideration

In connection with the acquisitions discussed in Note 2, "Acquisitions," the Company is required to make contingent payments, subject to the entities achieving certain financial performance thresholds. The potential contingent consideration payments for both the DAS Medical and Contech Medical acquisitions combined are $25 million. The fair value of the liabilities for the contingent consideration payments recognized upon the acquisition as part of the purchase accounting opening balance sheets totaled approximately $9.7 million and was estimated by discounting to present value the probability-weighted contingent payments expected to be made. Assumptions used in this calculation were managements, financial forecasts, discount rate and various volatility factors. The ultimate settlement of contingent consideration could deviate from current estimates based on the actual results of these financial measures. This liability is considered to be a Level 3 financial liability that is re-measured each reporting period. The fair value of the liabilities for the contingent consideration payments recognized at December 31, 2022 totaled approximately $14.6 million. The change in fair value of contingent consideration for the DAS Medical and Contech Medical acquisitions for the year ended December 31, 2022, resulted in an expense of approximately $9.8 million, and was included in change in fair value of contingent consideration in the consolidated statements of income. The Company paid $5 million during the fourth quarter of 2022 to fulfill the contingent consideration for the Contech Medical acquisition.

Gain on sale of Molded Fiber business

On July 26, 2022, pursuant to a share purchase agreement and related agreements, the Company sold Molded Fiber Technology, Inc. ("MFT") and related real estate in Iowa to CKF USA INCORPORATED ("CKF") (a Delaware Corporation) for approximately $31.5 million (after giving effect to a working capital adjustment of approximately $0.1 million that decreased the total consideration). The net book value of the assets sold was approximately $15.4 million and the Company recorded a net gain on sale of approximately $15.7 million, which was recorded in the year ended December 31, 2022. This net gain included $2.6 million of the purchase price which is being held in escrow until January 26, 2024, to indemnify CKF against certain claims, losses, and liabilities. The Securities Purchase Agreement contains customary representations, warranties, and covenants customary for transactions of this type. MFT's annual revenue was approximately $21.3 million for the year ended December 31, 2021. Proceeds from the sale were used to pay down debt on the Company's revolving credit facility, as well as income tax obligations on the related gain.

Gain on disposal of property, plant, and equipment

For the year ended December 31, 2022, the Company recorded a gain on the sale of fixed assets of approximately $6.2 million. This was primarily the result of the sale of the Company's Georgetown, Massachusetts manufacturing facility. The operations previously housed in this location have been fully absorbed by the nearby Newburyport manufacturing facility. The gain on the Georgetown manufacturing facility was determined by a sales price of approximately $6.7 million measured against a net book value of approximately $0.5 million and selling expenses of approximately $0.1 million.

Interest expense, net

The Company had net interest expense of approximately $2.8 million and $39 thousand for the years ended December 31, 2022 and 2021, respectively. The increase in net interest expense for the year ended December 31, 2022 was primarily due to interest paid on funds drawn on the Company's credit facility used to finance recent acquisitions.

Other Income

Other income was approximately $81 thousand and approximately $26 thousand for years ended December 31, 2022 and 2021, respectively. The increase in other income was primarily generated by foreign currency transaction gains and changes in the fair value of the swap liability, which is driven by anticipated future interest rate changes, offset by net cash settlement amounts related to the swap.

Income Taxes

The Company recorded income tax expense, as a percentage of income before income tax expense, of 20.7% for the year ended December 31, 2022 compared to 25.1% for the same period in 2021. The decrease in the effective tax rate for the current year as compared to the prior year was largely due to lower statutory rates on foreign taxable income in 2022. The Company notes the potential for volatility in its effective tax rate, as any windfall or shortfall tax benefits related to its share-based compensation plans will be recorded directly into income tax expense.

2021 COMPARED TO 2020

Sales

Net sales increased 15.0% to $206.3 million for the year ended December 31, 2021, from net sales of $179.4 million in 2020. The increase in sales was primarily due to increases in sales to customers in the Medical, Consumer, Electronics, Industrial, Automotive and Aerospace & Defense markets of 10.2%, 42.2%, 28.3%, 13.6%, 6.8% and 25.7% respectively. The increase in sales to the Medical market was partially attributable to sales from the two fourth quarter acquisitions, Contech Medical and DAS Medical, of $4.5 million and $1.4 million, respectively. Organically, sales to the medical market grew 5.3% in 2021.

Gross Profit

Gross Margin decreased slightly to 24.8% for the year ended December 31, 2021, from 24.9% in 2020. As a percentage of sales, material and direct labor costs collectively increased approximately 2.3%, while overhead decreased approximately 2.2%. The increase in collective material and labor costs as a percentage of sales was primarily due to inflationary increases in raw material costs as well as labor rate increases and staffing challenges. The decrease in overhead as a percentage of sales was primarily due to fixed overhead costs measured against increased sales.

Selling, General, and Administrative Expenses

SG&A increased approximately 7.2% to $29.5 million for the year ended December 31, 2021, from $27.5 million in 2020. As a percentage of sales, SG&A decreased to 14.3%, from 15.3% in 2020. The decrease in SG&A as a percentage of sales was primarily due to relatively fixed SG&A expenses measured against increased sales. The increase in SG&A was primarily due to increased compensation programs and travel and entertainment as well as additional SG&A from the fourth quarter acquisitions of Contech and DAS.

Acquisition costs

The Company incurred approximately $430 thousand in costs associated with acquisition related activities which were charged to expense for the year ended December 31, 2021. These costs were primarily for legal and valuation services and are reflected on the face of the income statement.

Interest expense, net

The Company had net interest expense of approximately $39 thousand and $83 thousand for the years ended December 31, 2021 and 2020, respectively. The decrease in net interest expense was primarily due to interest received from the federal government related to income tax refunds.

Other Income and Expense

Other income was approximately $26 thousand and other expense was approximately $366 thousand for years ended December 31, 2021 and 2020, respectively. The changes in other expense are primarily generated by changes in the fair value of the swap liability, which is driven by anticipated future interest rate changes and a declining nominal amount, offset by net cash settlement amounts related to the swap.

Income Taxes

The Company recorded income tax expense, as a percentage of income before income tax expense, of 25.1% for the year ended December 31, 2021 compared to 17.9% for the same period in 2020 The increase in the effective tax rate for the current period was largely due to lower discrete income tax benefits from share-based compensation and amended tax returns in the year ended December 31, 2021 compared to the same period of 2020. The Company notes the potential for volatility in its effective tax rate, as any windfall or shortfall tax benefits related to its share-based compensation plans will be recorded directly into income tax expense.

LIQUIDITY AND CAPITAL RESOURCES

The Company generally funds its operating expenses, capital requirements, and growth plan through internally generated cash and bank credit facilities.

Cash Flows

Net cash provided by operations for the year ended December 31, 2022 was approximately $17.7 million and was primarily a result of net income generated of approximately $41.8 million, depreciation and amortization of approximately $11.9 million, share-based compensation of approximately $3.2 million, a change in the fair value of contingent consideration of approximately $9.8 million, an increase in income taxes payable of approximately $1.0 million, an increase in accounts payable of approximately $9.1 million due to the building of inventory to meet demand and the timing of vendor payments in the ordinary course of business, an increase in accrued expenses of approximately $10.4 million primarily due to increased compensation related liabilities, customer rebates and the current portion of non-compete payments, and an increase in deferred revenue of approximately $1.0 million primarily due to increased customer deposits on tooling and machinery.

These cash inflows and adjustments to income were offset by a gain on disposal of property, plant, and equipment of approximately $6.2 million, a gain on the sale of the Molded Fiber business of approximately $15.7 million, a decrease in deferred taxes of approximately $4.7 million, an increase in accounts receivable of approximately $16.8 million due to higher sales in the last two months of the fourth quarter of 2022 as compared to the same period in the fourth quarter of 2021 and the addition of Advant Medical receivables following the Company's acquisition of Advant, an increase in inventory of approximately $19.6 million due to inventory build for upcoming demand, restocking to historical levels and the addition of Advant Medical inventory, an increase in prepaid expenses of approximately $0.7 million, an increase in other assets of approximately $3.5 million due to increased right of use lease assets and a decrease in other long-term liabilities of approximately $3.3 million due primarily to the payment and current reclassification of contingent consideration.

Net cash provided by investing activities during the year ended December 31, 2022 was approximately $1.3 million and was primarily the result of the sale of Molded Fiber and the sale of the Georgetown manufacturing facility, offset by the acquisition of Advant Medical, as well as additions of manufacturing machinery and equipment and various building improvements across the Company.

Net cash used for financing activities was approximately $25.9 million during the year ended December 31, 2022 and was primarily the result of payments on the revolving line of credit of approximately $60 million, principal payments of long-term debt of approximately $4 million, payment of contingent consideration of approximately $4.5 million, and payments of statutory withholding for stock options exercised and restricted stock units vested of approximately $1.7 million. These payments were partially offset by borrowings under our credit facility to fund acquisitions of approximately $44 million.

Outstanding and Available Debt

On December 22, 2021, the Company, as the borrower, entered into a secured $130 million Second Amended and Restated Credit Agreement (the "Second Amended and Restated Credit Agreement") with certain of the Company's subsidiaries (the "Subsidiary Guarantors") and Bank of America, N.A., in its capacity as the initial lender, Administrative Agent, Swingline Lender and L/C Issuer, and certain other lenders from time-to-time party thereto. The Second Amended and Restated Credit Agreement amends and restates the Company's prior credit agreement, originally dated as of February 1, 2018.

The credit facilities under the Second Amended and Restated Credit Agreement consist of a $40 million secured term loan to the Company and a secured revolving credit facility, under which the Company may borrow up to $90 million. The Second Amended and Restated Credit Agreement matures on December 21, 2026. The secured term loan requires quarterly principal payments of $1 million that commenced on March 31, 2022. The proceeds of the Second Amended and Restated Credit Agreement may be used for general corporate purposes, including funding the acquisition of DAS Medical, as well as certain other permitted acquisitions. The Company's obligations under the Second Amended and Restated Credit Agreement are guaranteed by the Subsidiary Guarantors.

The Second Amended and Restated Credit Agreement calls for interest determined by the Bloomberg Short-Term Bank Yield Index rate ("BSBY") plus a margin that ranges from 1.25% to 2.0% or, at the discretion of the Company, the bank's prime rate less a margin that ranges from 0.25% to zero. In both cases the applicable margin is dependent upon Company performance. Under the Second Amended and Restated Credit Agreement, the Company is subject to a minimum fixed-charge coverage financial covenant as well as a maximum total funded debt to EBITDA financial covenant. The Second Amended and Restated Credit Agreement contains other covenants customary for transactions of this type, including restrictions on certain payments, permitted indebtedness, and permitted investments.

At December 31, 2022, the Company had approximately $55 million in borrowings outstanding under the Second Amended and Restated Credit Agreement, which were used as partial consideration for the DAS Medical and Advant Medical acquisitions, and also had approximately $0.7 million in standby letters of credit outstanding, drawable as a financial guarantee on worker's compensation insurance policies. At December 31, 2022, the applicable interest rate was approximately 5.2% and the Company was in compliance with all covenants under the Second Amended and Restated Credit Agreement.

Long-term debt consists of the following (in thousands):

	December 31, 2022
Revolving credit facility	$ 19,000
Term loan	36,000
Total long-term debt	**$ 55,000**
Current portion	(4,000)
Long-term debt, excluding current position	**$ 51,000**

Future maturities of long-term debt at December 31, 2022 are as follows (in thousands):

Year ended December 31,	Term Loan	Revolving credit facility	Total
2023	$ 4,000	$ -	$ 4,000
2024	4,000	-	4,000
2025	4,000	-	4,000
2026	24,000	19,000	43,000
Total	**$ 36,000**	**$ 19,000**	**$ 55,000**

Derivative Financial Instruments

The Company used interest-rate-related derivative instruments to manage its exposure related to changes in interest rates on certain of its variable-rate debt instruments. The Company does not enter into derivative instruments for any purpose other than cash flow hedging. Derivative financial instruments expose the Company to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, creating credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, in these circumstances the Company is not exposed to the counterparty's credit risk. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with carefully selected major financial institutions based upon their credit profile. Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates.

The Company assesses interest rate risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company's debt obligations exposed the Company to variability in interest payments due to changes in interest rates. The Company believed that it was prudent to limit the variability of a portion of its interest payments. To meet this objective, in connection with the first Amended and Restated Credit Agreement, the Company entered into a $20 million, 5-year interest rate swap agreement under which the Company receives three-month LIBOR plus the applicable margin and pays a 2.7% fixed rate plus the applicable margin. The swap modified the Company's interest rate exposure by converting the previous term loan from a variable rate to a fixed rate in order to hedge against the possibility of rising interest rates during the term of the loan. The notional amount was approximately $5.7 million at December 31, 2022. The fair value of the swap as of December 31, 2022 and 2021 was zero and approximately $(176) thousand, respectively, and is included in other liabilities. Changes in the fair value and net cash settlement amounts related to the swap are recorded in other income of approximately $176 thousand and approximately $24 thousand during the years ended December 31, 2022 and 2021, respectively.

As the Company has paid the remaining balance of the term loan that was associated with the swap in its entirety, there is no longer underlying debt to hedge against with the swap. The changes in the fair value of the swap will continue to be accounted for as a financial instrument until its maturity, on February 1, 2023.

Future Liquidity

The Company requires cash to pay its operating expenses, purchase capital equipment, and to service its contractual obligations. The Company's principal sources of funds are its operations and its Second Amended and Restated Credit Agreement. The Company generated cash of approximately $17.7 million in operations during the year ended December 31, 2022; however, the Company cannot guarantee that its operations will generate cash in future periods. The Company's longer-term liquidity is contingent upon future operating performance and the availability of draws on the revolving credit facility under the Second Amended and Restated Credit Agreement. Further, the continued economic uncertainty resulting from the Ukraine war, inflation or other factors beyond the control of the Company could affect the Company's long-term ability to access the public markets and obtain necessary capital in order to properly capitalize and continue operations.

Throughout fiscal 2023, the Company plans to continue to add capacity to enhance operating efficiencies in its manufacturing plants. The Company may consider additional acquisitions of companies, technologies, or products that are complementary to its business. The Company believes that its existing resources, including its revolving credit facility, together with cash expected to be generated from operations, will be sufficient to fund its cash flow requirements, including capital asset acquisitions, through the next twelve months.

The Company may also require additional capital in the future to fund capital expenditures, acquisitions or other investments. These capital requirements could be substantial. The Company anticipates that any future expansion of its business will be financed through existing resources, cash flow from operations, the Company's revolving credit facility, or other new financing. The Company cannot guarantee that it will be able to meet existing financial covenants or obtain other new financing on favorable terms, if at all. The Company's liquidity will be impacted to the extent additional stock repurchases are made under the Company's stock repurchase program.

Stock Repurchase Program

The Company accounts for treasury stock under the cost method, using the first-in, first-out cost flow assumption, and includes treasury stock as a component of stockholders' equity. On June 16, 2015, the Company announced that its Board of Directors authorized the repurchase of up to $10.0 million of the Company's outstanding common stock. Under the program, the Company is authorized to repurchase shares through Rule 10b5-1 plans, open market purchases, privately negotiated transactions, block purchases or otherwise in accordance with applicable federal securities laws, including Rule 10b-18 of the Securities Exchange Act of 1934. The stock repurchase program will end upon the earlier of the date on which the plan is terminated by the Board or when all authorized repurchases are completed. The timing and amount of stock repurchases, if any, will be determined based upon our evaluation of market conditions and other factors. The stock repurchase program may be suspended, modified or discontinued at any time, and the Company has no obligation to repurchase any amount of its common stock under the program. There were no share repurchases during the years ended December 31, 2022, 2021, and 2020. At December 31, 2022, approximately $9.4 million was available for future repurchases of the Company's common stock under this authorization.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. The Company evaluates its estimates, including those listed below, on an ongoing basis. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances, including current and anticipated worldwide economic conditions, both in general and specifically in relation to the packaging and component product industries, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements included in Item 8 of this Report. The Company believes the following critical accounting policies necessitated that significant judgments and estimates be used in the preparation of its consolidated financial statements.

The Company has reviewed these policies with its Audit Committee.

Goodwill

In testing Goodwill for impairment, the Company uses several methods including the discounted cash flows method ("DCF") under the income approach to determine the fair value of the reporting unit for purposes of testing the reporting unit's carrying value of goodwill for impairment. The key assumptions used in our approach included:

- The reporting unit's estimated financials and five-year projections of financial results, which were based on strategic plans and long-range forecasts. Sales growth rates represent estimates based on current and forecasted sales mix and market conditions. The profit margins were projected based on historical margins, projected sales mix, current expense structure and anticipated expense modifications.

- The projected terminal value which reflects the total present value of projected cash flows beyond the last period in the DCF. This value reflects a growth rate for the reporting unit, which is approximately the same growth rate of expected inflation into perpetuity.

- The discount rate determined using a Weighted Average Cost of Capital method ("WACC"), which considered market and industry data as well as Company-specific risk factors.

- Selection of guideline public companies which are similar in size and market capitalization to each other and to the Company.

Valuation of Intangible Assets and Contingent Consideration Liability

We base the fair value of identifiable intangible assets acquired in a business combination on detailed valuations that use information and assumptions provided by management, which consider management's best estimates of inputs and assumptions that a market participant would use. Further, for those arrangements that involve potential future contingent consideration, we record on the date of acquisition a liability equal to the fair value of the estimated additional consideration we may be obligated to pay in the future. We re-measure this liability each reporting period and record changes in the fair value through a separate line item within our consolidated statements of operations. Increases or decreases in the fair value of the contingent consideration liability can result from changes in discount rates, periods, timing and amount of projected revenue or timing or likelihood of achieving regulatory, revenue or commercialization-based milestones. The use of alternative valuation assumptions, including estimated revenue projections, growth rates, cash flows, discount rates, useful life or probability of achieving clinical, regulatory or revenue-based milestones could result in different purchase price allocations and recognized amortization expense and contingent consideration expense or benefit in current and future periods.

We review intangible assets subject to amortization quarterly to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or adjustment to the remaining useful life. If we determine it is more likely than not that the asset is impaired based on our qualitative assessment of impairment indicators, we test the intangible asset for recoverability. If the carrying value of the intangible asset is determined not recoverable, we will write the carrying value down to fair value in the period the impairment is identified. We calculate fair value of our intangible assets as the present value of estimated future cash flows we expect to generate from the asset using a risk-adjusted discount rate. The use of alternative assumptions, including estimated cash flows, discount rates and alternative estimated remaining useful lives, could result in different calculations of impairment.

Revenue Recognition

The Company recognizes revenue when a customer obtains control of a promised good or service. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for promised goods or services. The Company recognizes revenue in accordance with the core principles of ASC 606 which include (1) identifying the contract with a customer, (2) identifying separate performance obligations within the contract, (3) determining the transaction price, (4) allocating the transaction price to the performance obligations, and (5) recognizing revenue. The Company recognizes all but an immaterial portion of its product sales upon shipment. The Company recognizes revenue from the sale of tooling and machinery primarily upon customer acceptance, with the exception of certain tooling where control does not transfer to the customer, resulting in revenue being recognized over the estimated time for which parts are produced with the use of each respective tool. The Company recognizes revenue from engineering services, which are primarily product development services, as the services are performed or as otherwise determined based on the substance of the agreement. The Company recognizes revenue from bill and hold transactions at the time the specified goods are complete and available to the customer. In the ordinary course of business, the Company accepts sales returns from customers for defective goods, such amounts being immaterial. Although only applicable to an insignificant number of transactions, the Company has elected to exclude sales taxes from the transaction price. The Company has elected to account for shipping and handling activities for which the Company is responsible under the terms and conditions of the sale not as performance obligations but rather as fulfillment costs. These activities are required to fulfill the Company's promise to transfer the good and are expensed when revenue is recognized.

Recent Accounting Pronouncements

Refer to Note 1, "Summary of Significant Accounting Policies," in the accompanying notes to the consolidated financial statements for a discussion of recent accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of the Company's market risk includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

Market risk represents the risk of changes in value of a financial instrument caused by fluctuations in interest rates, foreign exchange rates, and equity prices. At December 31, 2022, the Company's cash and cash equivalents consisted primarily of bank accounts in U.S. dollars, and their valuation would not be affected by market risk. Interest under the Company's credit facility with Bank of America, N.A. calls for interest of BSBY plus a margin that ranges from 1.25% to 2.00% or, at the discretion of the Company, the bank's prime rate less a margin that ranges from 0.25% to zero. Therefore, future operations could be affected by interest rate changes. As of December 31, 2022, the applicable interest rate was approximately 5.2%.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
UFP Technologies, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of UFP Technologies, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control— Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 16, 2023 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of acquired intangible assets

As described further in Note 2 to the financial statements, the Company completed the acquisition of Advant Medical on March 16, 2022 for total consideration of €19 million in cash (approximately $21.2 million). The identified intangible assets acquired include customer contracts and relationships of $2.9 million and intellectual property of $2.1 million. We identified valuation of the intangible assets acquired for the Advant Medical acquisition as a critical audit matter.

The principal considerations for our determination that valuation of the intangible assets acquired for the Advant Medical acquisition is a critical audit matter are that the determination of the fair values of such assets required management to make significant estimates and assumptions related to forecasted revenues and operating margins as well as the discount rates used. These estimates and assumptions required a high degree of auditor judgement and effort, in the selection and application of audit procedures.

Our audit procedures related to the valuation of the intangible assets acquired and contingent consideration liabilities for the Advant Medical acquisition included the following, among others:

- We tested the design and operating effectiveness of controls relating to the determination of fair values of the intangible assets, including controls over the development of assumptions related to revenue growth rates, operating margins and discount rates.

- We evaluated the valuation methodologies and discount rates utilized by management with the assistance of our valuation professionals with specialized skill and knowledge.

- We tested the forecasted revenues and operating margins by assessing the reasonableness of management's forecasts compared to historical results and forecasted market and industry trends.

Valuation of contingent consideration liability

As described further in Notes 16 and 18 to the financial statements, in connection with the DAS Medical acquisition in 2021, the Company incurred liabilities for certain contingent consideration related to the valuation of earn-out payments based upon the performance of DAS Medical. This liability is recognized at fair value and re-measured every reporting period. We identified valuation of the DAS Medical contingent consideration liability as a critical audit matter.

The principal considerations for our determination that valuation of DAS Medical contingent consideration liability is a critical audit matter are that the determination of the fair values of such a liability required management to make significant estimates and assumptions related to forecasted revenues and operating margins as well as the discount rates used. These estimates and assumptions required a high degree of auditor judgement and effort, in the selection and application of audit procedures.

Our audit procedures related to the valuation of the intangible assets acquired and contingent consideration liabilities for the Advant Medical acquisition included the following, among others:

We tested the design and operating effectiveness of controls relating to the determination of fair values of the intangible assets, including controls over the development of assumptions related to revenue growth rates, operating margins and discount rates.

We evaluated the valuation methodologies and discount rates utilized by management with the assistance of our valuation professionals with specialized skill and knowledge.

We tested the forecasted revenues and operating margins by assessing the reasonableness of management's forecasts compared to historical results and forecasted market and industry trends.

Grant Thornton LLP

GRANT THORNTON LLP
We have served as the Company's auditor since 2005.
Boston, Massachusetts
March 16, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
UFP Technologies, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of UFP Technologies, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated March 16, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Our audit of, and opinion on, the Company's internal control over financial reporting does not include the internal control over financial reporting of Advant Medical, a wholly-owned subsidiary, whose financial statements reflect total assets and revenues constituting 7 and 6 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022. As indicated in Management's Report, Advant Medical was acquired during 2022. Management's assertion on the effectiveness of the Company's internal control over financial reporting excluded internal control over financial reporting of Advant Medical.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Grant Thornton LLP

GRANT THORNTON LLP
Boston, Massachusetts
March 16, 2023

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

	DECEMBER 31	
ASSETS	**2022**	**2021**
Current assets:		
Cash and cash equivalents	$ 4,451	$ 11,117
Receivables, net	55,117	39,384
Inventories	53,536	33,436
Prepaid expenses	3,242	3,383
Total current assets	**116,346**	**87,320**
Property, plant, and equipment, net	58,072	56,569
Goodwill	113,028	107,905
Intangible assets, net	68,361	67,585
Non-qualified deferred compensation plan	4,148	4,327
Right of use assets	13,153	9,324
Deferred income taxes	1,448	-
Other assets	3,636	1,102
Total assets	**$ 378,192**	**$ 334,132**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 19,961	$ 10,611
Accrued expenses	23,122	16,777
Deferred revenue	4,679	4,247
Lease liabilities	2,517	2,239
Income taxes payable	1,682	909
Current installments, net of long-term debt	4,000	4,000
Total current liabilities	**55,961**	**38,783**
Long-term debt, excluding current installments	51,000	71,000
Deferred income taxes	448	3,263
Non-qualified deferred compensation plan	4,167	4,337
Lease liabilities	10,851	7,118
Other liabilities	18,220	15,185
Total liabilities	**140,647**	**139,686**
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Preferred stock, $.01 par value, 1,000,000 shares authorized; no shares issued	-	-
Common stock, $.01 par value, 20,000,000 shares authorized; 7,611,244 and 7,581,685 shares issued and outstanding, respectively at December 31, 2022; and 7,564,645 and 7,535,086 shares issued and outstanding, respectively, at December 31, 2021	76	75
Additional paid-in capital	36,070	34,151
Retained earnings	202,596	160,807
Accumulated other comprehensive loss	(610)	-
Treasury stock at cost, 29,559 shares at December 31, 2022 and 2021	(587)	(587)
Total stockholders' equity	**237,545**	**194,446**
Total liabilities and stockholders' equity	**$ 378,192**	**$ 334,132**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(IN THOUSANDS, EXCEPT PER SHARE DATA)

| | Years Ended December 31 | | |
	2022	**2021**	**2020**
Net sales	$ 353,792	$ 206,320	$ 179,373
Cost of sales	263,532	155,206	134,689
Gross profit	**90,260**	**51,114**	**44,684**
Selling, general, and administrative expenses	45,796	29,480	27,493
Acquisition costs	1,027	430	-
Change in fair value of contingent consideration	9,837	-	-
Gain on sale of Molded Fiber business	(15,651)	-	-
(Gain) loss on disposal of property, plant, and equipment	(6,149)	(14)	459
Operating Income	**55,400**	**21,218**	**16,732**
Interest expense, net	2,763	39	83
Other (income) expense	(81)	(26)	366
Income before income tax provision	**52,718**	**21,205**	**16,283**
Income tax expense	10,929	5,319	2,914
Net income	**$ 41,789**	**$ 15,886**	**$ 13,369**
Net income per common share outstanding:			
Basic	$ 5.52	$ 2.11	$ 1.79
Diluted	$ 5.45	$ 2.09	$ 1.77
Weighted average common shares outstanding:			
Basic	7,564	7,524	7,484
Diluted	7,663	7,615	7,568
Comprehensive Income			
Net Income	$ 41,789	$ 15,886	$ 13,369
Other comprehensive income:			
Foreign currency translation adjustment	(610)	-	-
Other comprehensive loss	(610)	-	-
Comprehensive income	**$ 41,179**	**$ 15,886**	**$ 13,369**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(IN THOUSANDS)

Years Ended December 31, 2022, 2021 and 2020

	Common Stock Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock Shares	Amount	Total Stockholders' Equity
Balance at December 31, 2019	**7,446**	**$ 74**	**$ 30,952**	**$ 131,552**	**$ -**	**30**	**$ (587)**	**$ 161,991**
Share-based compensation	43	1	1,806	-	-	-	-	1,807
Exercise of stock options	26	-	474	-	-	-	-	474
Net share settlement of restricted stock units	(15)	-	(748)	-	-	-	-	(748)
Net income	-	-	-	13,369	-	-	-	13,369
Balance at December 31, 2020	**7,500**	**$ 75**	**$ 32,484**	**$ 144,921**	**$ -**	**30**	**$ (587)**	**$ 176,893**
Share-based compensation	45	-	2,428	-	-	-	-	2,428
Exercise of stock options	7	-	162	-	-	-	-	162
Net share settlement of restricted stock units	(17)	-	(923)	-	-	-	-	(923)
Net income	-	-	-	15,886	-	-	-	15,886
Balance at December 31, 2021	**7,535**	**$ 75**	**$ 34,151**	**$ 160,807**	**$ -**	**30**	**$ (587)**	**$ 194,446**
Share-based compensation	53	1	3,207	-	-	-	-	3,208
Exercise of stock options	17	-	390	-	-	-	-	390
Net share settlement of restricted stock units	(23)	-	(1,678)	-	-	-	-	(1,678)
Other comprehensive loss	-	-	-	-	(610)	-	-	(610)
Net income	-	-	-	41,789	-	-	-	41,789
Balance at December 31, 2022	**7,582**	**$ 76**	**$36,070**	**$ 202,596**	**$ (610)**	**30**	**$ (587)**	**$ 237,545**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Years Ended December 31		
	2022	**2021**	**2020**
Cash flows from operating activities:			
Net income from consolidated operations	$ 41,789	$ 15,886	$ 13,369
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	11,886	8,410	8,268
(Gain) loss on sales of property, plant, and equipment	(6,149)	(14)	459
Gain on sale of Molded Fiber business	(15,651)	-	-
Share-based compensation	3,208	2,428	1,807
Change in fair value of contingent consideration	9,837	-	-
Deferred income taxes	(4,710)	(1,794)	136
Changes in operating assets and liabilities:			
Receivables, net	(16,864)	(7,754)	2,220
Inventories	(19,605)	(4,496)	(366)
Prepaid expenses	(692)	(557)	(256)
Income taxes	953	893	295
Other assets	(3,545)	(681)	(73)
Accounts payable	9,131	102	(681)
Accrued expenses	10,446	1,009	(537)
Deferred revenue	1,008	2,294	(687)
Other liabilities	(3,298)	(1,433)	1,083
Net cash provided by operating activities	**17,744**	**14,293**	**25,037**
Cash flows from investing activities:			
Additions to property, plant, and equipment	(13,780)	(5,395)	(4,368)
Acquisitions, net of cash acquired	(20,653)	(96,178)	-
Proceeds from sale of Molded Fiber	29,007	-	-
Proceeds from sale of property, plant, and equipment	6,717	114	107
Net cash provided by (used in) investing activities	**1,291**	**(101,459)**	**(4,261)**
Cash flows from financing activities:			
Proceeds from advances on revolving line of credit	44,000	34,839	5,500
Payments on revolving line of credit	(60,000)	-	(5,500)
Proceeds from the issuance of long-term debt	-	40,000	-
Principal repayment of long-term debt	(4,000)	-	-
Payment of contingent consideration	(4,543)	-	-
Principal payments on finance lease obligations	(63)	(29)	(11)
Proceeds from the exercise of stock options	390	162	474
Payment of statutory withholding for restricted stock units vested	(1,678)	(923)	(748)
Net cash (used in) provided by financing activities	**(25,894)**	**74,049**	**(285)**
Effect of foreign currency exchange rates on cash and cash equivalents	193	-	-
Net change in cash and cash equivalents	(6,666)	(13,117)	20,491
Cash and cash equivalents at beginning of year	11,117	24,234	3,743
Cash and cash equivalents at end of year	**$ 4,451**	**$ 11,117**	**$ 24,234**

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

UFP Technologies, Inc. ("the Company") is a design, engineering, and custom manufacturer of comprehensive solutions for medical devices, sterile packaging, and other highly engineered custom products. The Company is an important link in the medical device supply chain and a valued outsource partner to many of the top medical device manufacturers in the world. The Company's single-use and single-patient devices and components are used in a wide range of medical devices and packaging for minimally invasive surgery, infection prevention, wound care, wearables, orthopedic soft goods, and orthopedic implants.

The Company is diversified by also providing highly engineered products and components to customers in the automotive, aerospace and defense, consumer, electronics, and industrial markets. Typical applications of its products include military uniform and gear components, automotive interior trim, athletic padding, air filtration, abrasive nail files, and protective cases and inserts.

(a) *Principles of Consolidation*

The consolidated financial statements of the Company include the accounts and results of operations of UFP Technologies, Inc. and its wholly-owned subsidiaries, Advant Medical Limited, and its wholly-owned subsidiary Munlu Leighis Advant Teoranta, Advant Costa Rica Limitada, Advant Medical Inc. (collectively "Advant Medical"), Dielectrics, Inc. ("Dielectrics"), Moulded Fibre Technology, Inc. (partial year; entity was sold in July 2022), Contech Medical, Inc. ("Contech"), DAS Medical Holdings, LLC ("DAS Medical"), and DAS Medical's wholly-owned subsidiaries, Sterimed, LLC, One Degree Medical Holdings, LLC, DAS Medical Corporation, and its wholly-owned subsidiary DAS Medical International, S.R.L., Simco Industries, Inc., and UFP Realty LLC ("UFP Realty"), and UFP Realty's wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation. The Company consists of a single operating and reportable segment. The Company has evaluated all subsequent events through the date of this filing.

(b) *Use of Estimates*

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including allowance for doubtful accounts and the net realizable value of inventory, and the fair value of goodwill, and the fair value of intangible assets, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) *Fair Value Measurement*

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurement or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

(d) *Fair Value of Financial Instruments*

Cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities are stated at carrying amounts that approximate fair value because of the short maturity of those instruments. The carrying amount of the Company's long-term debt approximates fair value as the interest rate on the debt approximates the Company's current incremental borrowing rate.

(e) *Cash and Cash Equivalents*

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2022 and 2021, the Company did not have any cash equivalents.

The Company maintains its cash in bank deposit accounts that at times exceed federally insured limits. The Company periodically reviews the financial stability of institutions holding its accounts and does not believe it is exposed to any significant custodial credit risk on cash.

(f) *Accounts Receivable*

The Company periodically reviews the collectability of its accounts receivable. Provisions are recorded for accounts that are potentially uncollectable. Determining adequate reserves for accounts receivable requires management's judgment. Conditions impacting the realizability of the Company's receivables could cause actual asset write-offs to be materially different than the reserved balances as of December 31, 2022.

(g) *Inventories*

Inventories include material, labor, and manufacturing overhead and are valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out ("FIFO") method.

The Company periodically reviews the realizability of its inventory for potential excess or obsolescence. Determining the net realizable value of inventory requires management's judgment. Conditions impacting the realizability of the Company's inventory could cause actual asset write-offs to be materially different than the Company's current estimates as of December 31, 2022.

(h) *Property, Plant, and Equipment*

Property, plant, and equipment are stated at cost and are depreciated or amortized using the straight-line method over the estimated useful lives of the assets or the related lease term, if shorter.

Estimated useful lives of property, plant, and equipment are as follows:

Leasehold improvements	Shorter of estimated useful life or remaining lease term
Buildings and improvements	20–30 years
Machinery and equipment	7–15 years
Furniture, fixtures, computers & software	3–7 years

Property, plant, and equipment amounts are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value. No events or changes in circumstances arose during the year ended December 31, 2022 that required management to perform an impairment analysis.

(i) *Goodwill*

Goodwill is tested for impairment annually and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Reporting units are one level below the business segment level but can be combined when reporting units within the same segment have similar economic characteristics. An impairment loss generally would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The Company consists of a single reporting unit. In performing the most recent "step 1" evaluation of goodwill impairment, the Company primarily utilized the guideline public company ("GPC") method under the market approach and the discounted cash flows method ("DCF") under the income approach to determine the fair value of the reporting unit for purposes of testing the reporting unit's carrying value of goodwill for impairment. The GPC method derives a value by generating a multiple of EBITDA through the comparison of the Company to similar publicly traded companies. The DCF approach derives a value based on the present value of a series of estimated future cash flows at the valuation date by the application of a discount rate, one that a prudent investor would require before making an investment in our equity securities.

The Company changed its annual impairment testing date in 2021 to October 1 in order to allow for sufficient time to complete its analysis. As of our most recent step 1 evaluation on October 1, 2022, based on calculations under the above noted approach, the fair value of the reporting unit significantly exceeded the carrying value of the reporting unit. In performing these calculations, management used its most reasonable estimates of the key assumptions discussed above. If the Company's actual operating results and/or the key assumptions utilized in management's calculations differ from our expectations, it is possible that a future impairment charge may be necessary.

(j) *Intangible Assets*

Intangible assets with a definite life are amortized on a straight-line basis, with estimated useful lives ranging from 5 to 20 years. Intangible assets with a definite life are tested for impairment whenever events or circumstances indicate that their carrying values may not be recoverable. No events or changes in circumstances arose during the year ended December 31, 2022 that required management to perform an impairment analysis.

(k) *Revenue Recognition*

The Company recognizes revenue when a customer obtains control of a promised good or service. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for promised goods or services. The Company recognizes revenue in accordance with the core principles of ASC 606 which include (1) identifying the contract with a customer, (2) identifying separate performance obligations within the contract, (3) determining the transaction price, (4) allocating the transaction price to the performance obligations, and (5) recognizing revenue. The Company recognizes all but an immaterial portion of its product sales upon shipment. The Company recognizes revenue from the sale of tooling and machinery primarily upon customer acceptance, with the exception of certain tooling where control does not transfer to the customer, resulting in revenue being recognized over the estimated time for which parts are produced with the use of each respective tool. The Company recognizes revenue from engineering services, which are primarily product development services, as the services are performed or as otherwise determined based on the substance of the agreement. The Company recognizes revenue from bill and hold transactions at the time the specified goods are complete and available to the customer. In the ordinary course of business, the Company accepts sales returns from customers for defective goods, such amounts being immaterial. Although only applicable to an insignificant number of transactions, the Company has elected to exclude sales taxes from the transaction price. The Company has elected to account for shipping and handling activities for which the Company is responsible under the terms and conditions of the sale not as performance obligations but rather as fulfillment costs. These activities are required to fulfill the Company's promise to transfer the good and are expensed when revenue is recognized.

(l) Share-Based Compensation

When accounting for equity instruments exchanged for employee services, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). Forfeitures are expensed as they occur.

(m) Shipping and Handling Costs

Costs incurred related to shipping and handling are included in cost of sales. Amounts charged to customers pertaining to these costs are included in net sales.

(n) Income Taxes

The Company's income taxes are accounted for under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax expense or benefit results from the net change during the year in deferred tax assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company evaluates the need for a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. Should the Company determine that it would not be able to realize all or part of its deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense.

(o) Segments and Related Information

The Company follows the provisions of Accounting Standards Codification (ASC) 280, *Segment Reporting*, which establish standards for the way public business enterprises report information and operating segments in annual financial statements (see Note 19).

(p) Treasury Stock

The Company accounts for treasury stock under the cost method, using the first-in, first out cost flow assumption, and includes treasury stock as a component of stockholders' equity. The Company did not repurchase any shares of common stock during the years ended December 31, 2022, 2021 and 2020.

(q) Research and Development

On a routine basis, the Company incurs costs related to research and development activity. These costs are expensed as incurred. Approximately $9.3 million, $8.5 million, and $8.2 million were expensed in the years ended December 31, 2022, 2021 and 2020, respectively.

(r) Foreign Currency Translation

The Company translates all assets and liabilities of its foreign subsidiaries, where the U.S. dollar is not the functional currency, at the period-end exchange rate and translates income and expenses at the average exchange rates in effect during the period. The net effect of this translation is recorded in the consolidated financial statements as a component of Accumulated Other Comprehensive Income (AOCI). Translation adjustments are not adjusted for income taxes as they relate to permanent investments in the Company's foreign subsidiaries.

Recent Accounting Pronouncements

There are no newly issued accounting pronouncements that the Company expects to have a material effect on the financial statements.

Revisions

Certain revisions have been made to the December 31, 2021 Condensed Consolidated Balance Sheet to conform to the current year presentation relating to a reclassification of other liabilities (long-term) to accrued expenses (current). The reclassification resulted in an increase in accrued expenses of $4.1 million and a decrease in other liabilities of $4.1 million. These revisions had no impact on previously reported earnings, net income or cash flows and are deemed immaterial to the previously issued financial statements.

(2) Acquisitions and Divestiture

Molded Fiber

On July 26, 2022, pursuant to a share purchase agreement and related agreements, the Company sold its Moulded Fiber Technology, Inc. ("MFT") and related real estate in Iowa to CKF USA INCORPORATED ("CKF") (a Delaware Corporation) for approximately $31.5 million (including a working capital adjustment of approximately $0.1 million that decreased the total consideration). The net book value of the assets sold was approximately $15.4 million and the Company recorded a net gain on sale of approximately $15.7 million, which was recorded in the year ended December 31, 2022. $2.6 million of the purchase price is being held in escrow to indemnify CKF against certain claims, losses, and liabilities. The Securities Purchase Agreement contains customary representations, warranties, and covenants customary for transactions of this type. MFT's annual revenue was approximately $21.3 million for the year ended December 31, 2021. Proceeds from the sale were used to pay down debt on the Company's revolving credit facility, as well as income tax obligations on the related gain.

Advant Medical

On March 16, 2022, the Company purchased 100% of the outstanding shares of common stock of Advant Medical, Ltd., Advant Medical Inc. and Advant Medical Costa Rica, Limitada, (together Advant), pursuant to a Stock Purchase Agreement and related agreements, for an aggregate purchase price of €19.0 million in cash along with a working capital adjustment at closing (total consideration in U.S. Dollars amounted to approximately $21.2 million). The purchase price was subject to additional adjustment based upon Advant's final working capital at closing. A portion of the purchase price is being held in escrow to indemnify the Company against certain claims, losses, and liabilities. The Stock Purchase Agreement contains customary representations, warranties, and covenants customary for transactions of this type.

Founded in 1993, Advant is headquartered in Galway, Ireland, with operations in Costa Rica and partner manufacturing in Mexico. Advant is a developer and manufacturer of Class I, II, and III medical devices and packaging, primarily for catheters and guide wires.

The following table summarizes the allocation of consideration paid to the acquisition date fair value of the assets acquired and liabilities assumed based on management's estimates of fair value (in thousands):

Fair value of consideration transferred:	
Cash paid at closing	$ 23,608
Other liability	395
Cash from Advant	(2,840)
Total consideration	**$ 21,163**
Purchase Price Allocation:	
Accounts receivable	$ 2,299
Inventory	2,410
Other current assets	213
Property, plant, and equipment	5,704
Customer Contracts & Relationships	2,925
Intellectual Property	2,127
Non-Compete agreement	259
Lease right of use assets	289
Other assets	41
Goodwill	7,140
Total identifiable assets	**$ 23,407**
Accounts payable	(772)
Accrued expenses	(668)
Income taxes	(66)
Deferred taxes	(449)
Lease liabilities	(289)
Net assets acquired	**$ 21,163**

Acquisition costs associated with the transaction were approximately $789 thousand, of which $759 thousand was charged to expense in the year ended December 31, 2022, and $30 thousand was charged to expense in the year ended December 31, 2021. These costs were primarily for legal, investment banking, and valuation services, as well as stamp duty filings and are reflected on the face of the income statement.

The amount of revenue and earnings of Advant recognized since the acquisition date, which is included in the condensed consolidated statement of income for the year ended December 31, 2022, was approximately $20.0 million and $2.4 million, respectively.

Pro-forma statements

The following table contains an unaudited pro forma condensed consolidated statement of operations for the years ended December 31, 2022, and 2021, as if the Advant acquisition had occurred at the beginning of 2021 (in thousands):

	Years Ended December 31			
	2022		2021	
	(Unaudited)		(Unaudited)	
Sales	$	358,196	$	291,403
Operating Income	$	56,321	$	27,729
Net Income	$	42,311	$	21,805
Earnings per share:				
Basic	$	5.59	$	2.90
Diluted	$	5.52	$	2.86

The above unaudited pro forma information is presented for illustrative purposes only and may not be indicative of the results of operations that would have occurred had the acquisition occurred as presented. In addition, future results may vary significantly from the results reflected in such pro forma information.

DAS Medical

On December 22, 2021, the Company purchased 100% of the outstanding membership interests of DAS Medical Holdings, LLC, (DAS Medical) pursuant to a Securities Purchase Agreement, for a net purchase price of $66.7 million in cash. The purchase price was subject to adjustment based upon DAS Medical's final working capital at closing, and the purchase price may be increased by up to $20.0 million in earn-out payments based upon the achievement of certain EBITDA and/or revenue targets of DAS Medical for the years ended December 31, 2022, 2023, 2024 and 2025. A portion of the purchase price is being held in escrow to indemnify the Company against certain claims, losses, and liabilities. The Securities Purchase Agreement contains customary representations, warranties, and covenants customary for transactions of this type. As a result of the final working capital adjustment, the total consideration was reduced by approximately $115 thousand.

In connection with its entry into the Purchase Agreement, the Company also entered into an Agreement for the Purchase and Sale of Personal Goodwill (the "Goodwill Agreement") with the purchase price beneficiaries. Pursuant to the terms of the Goodwill Agreement, on December 22, 2021, the Company purchased from the beneficiaries their personal goodwill, including business relationships, trade secrets and knowledge in connection with DAS Medical's business, for a purchase price of $20 million in cash.

The Company has also entered into Non-Competition Agreements with the beneficiaries and the Company has agreed to pay additional consideration to the parties to the Non-Competition Agreements, including an aggregate of $10.0 million in payments over the ten years following the closing of the DAS Medical acquisition for the 10-year noncompetition covenants of certain key owners.

Founded in 2010, DAS Medical is headquartered in Atlanta, Georgia, with manufacturing in the Dominican Republic. DAS Medical is a medical device contract manufacturer specializing in the design, development and production of single-use surgical equipment covers, robotic draping systems and fluid control pouches.

The following table summarizes the allocation of consideration paid to the acquisition date fair value of the assets acquired and liabilities assumed based on management's estimates of fair value (in thousands):

Fair value of consideration transferred:		
Cash paid at closing	$	95,000
Contingent liability (Earn-out)		5,188
Non-Compete agreement		8,855
Cash from DAS		(8,316)
Working capital adjustment		(115)
Total consideration	**$**	**100,612**
Purchase Price Allocation:		
Accounts receivable	$	2,351
Inventory		7,570
Other current assets		68
Property, plant, and equipment		3,314
Customer Contracts & Relationships		36,730
Intellectual Property		2,380
Non-Compete agreement		4,697
Lease right of use assets		1,221
Goodwill		51,742
Total identifiable assets	**$**	**110,073**
Accounts payable		(5,238)
Accrued expenses		(2,995)
Deferred revenue		(7)
Lease liabilities		(1,221)
Net assets acquired	**$**	**100,612**

Acquisition costs associated with the transaction were approximately $448 thousand, of which $155 thousand was charged to expense in the year ended December 31, 2022, and $293 thousand was charged to expense in the year ended December 31, 2021. These costs were primarily for legal and valuation services and are reflected on the face of the income statement.

The amount of revenue and net income of DAS Medical recognized since the acquisition date, which is included in the condensed consolidated statement of income for the year ended December 31, 2021, was approximately $1.4 million and $0.1 million, respectively.

Contech Medical

On October 12, 2021, the Company purchased 100% of the outstanding shares of common stock of Contech Medical, Inc., pursuant to a stock purchase agreement and related agreements, for an aggregate purchase price of $9.5 million in cash, the assumption of a contingent liability of $0.5 million plus up to an additional $5 million based upon the achievement of certain EBITDA targets of Contech for the 12-month period ended June 30, 2022. The purchase price was subject to adjustment based upon Contech's working capital at closing. A portion of the purchase price is being held in escrow to indemnify the Company against certain claims, losses, and liabilities. The Purchase Agreement contains customary representations, warranties, and covenants customary for transactions of this type.

Founded in 1987, Contech is based in Providence, Rhode Island with partner manufacturing in Costa Rica. Contech is a global leader in the design, development, and manufacture of Class III medical device packaging primarily for catheters and guide wires. The Company has leased the Providence location from a realty trust owned by the selling shareholders and affiliates. The lease is for five years with one five-year renewal option.

The following table summarizes the allocation of consideration paid to the acquisition date fair value of the assets acquired and liabilities assumed based on management's estimates of fair value (in thousands):

Fair value of consideration transferred:

Cash paid at closing	$	9,766
Contingent liability (Earn-out)		4,543
Other liability		500
Cash from Contech		(266)
Total consideration	**$**	**14,543**

Purchase Price Allocation:

Accounts receivable	$	2,851
Inventory		2,320
Other current assets		37
Property, plant, and equipment		1,170
Customer Contracts & Relationships		3,043
Intellectual Property		2,247
Non-Compete agreement		86
Lease right of use assets		1,523
Goodwill		4,278
Total identifiable assets	**$**	**17,555**
Accounts payable		(1,015)
Accrued expenses		(414)
Deferred revenue		(60)
Lease liabilities		(1,523)
Net assets acquired	**$**	**14,543**

Acquisition costs associated with the transaction were approximately $153 thousand, of which $113 thousand was charged to expense in the year ended December 31, 2022, and $40 thousand was charged to expense in the year ended December 31, 2021. These costs were primarily for legal and valuation services and are reflected on the face of the income statement.

The amount of revenue and net income of Contech recognized since the acquisition date, which is included in the condensed consolidated statement of income for the year ended December 31, 2021, was approximately $4.5 million and $0.5 million, respectively.

The following table contains an unaudited pro forma condensed consolidated statement of operations for the years ended December 31, 2021, and 2020, as if both acquisitions had occurred at the beginning of 2020 (in thousands):

		Years Ended December 31		
		2021		**2020**
		(Unaudited)		(Unaudited)
Sales	$	269,932	$	235,328
Operating Income	$	25,878	$	22,617
Net Income	$	20,562	$	18,354
Earnings per share:				
Basic	$	2.73	$	2.45
Diluted	$	2.70	$	2.43

The above unaudited pro forma information is presented for illustrative purposes only and may not be indicative of the results of operations that would have occurred had both acquisitions occurred as presented. In addition, future results may vary significantly from the results reflected in such pro forma information.

(3) Revenue Recognition

Disaggregated Revenue

The following table presents the Company's revenue disaggregated by the major types of goods and services sold to our customers (in thousands) (See Note 19 for further information regarding net sales by market):

	Years Ended December 31					
		2022		**2021**		**2020**
Net sales of:				(in thousands)		
Products	$	342,742	$	201,248	$	172,299
Tooling and Machinery		6,307		1,814		2,787
Engineering services		4,743		3,258		4,287
Total net sales	$	**353,792**	$	**206,320**	$	**179,373**

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. When invoicing occurs prior to revenue recognition, the Company has deferred revenue (contract liabilities) included within "deferred revenue" on the condensed consolidated balance sheet.

The following table presents opening and closing balances of contract liabilities for the years ended December 31, 2022, and 2021 (in thousands):

	Contract Liabilities			
	Years Ended December 31			
		2022		**2021**
Deferred revenue - beginning of period	$	4,247	$	1,887
Acquired in business combinations		-		69
Increases due to consideration received from customers		6,337		4,007
Revenue recognized		(5,330)		(1,716)
Decrease due to sale of Molded Fiber		(575)		-
Deferred revenue - end of period	$	**4,679**	$	**4,247**

Revenue recognized during the years ended December 31, 2022 and 2021 from amounts included in deferred revenue at the beginning of the period was approximately $2.2 million and $0.8 million, respectively.

When invoicing occurs after revenue recognition, the Company has unbilled receivables (contract assets) included within "receivables" on the condensed consolidated balance sheet.

The following table presents opening and closing balances of contract assets for the years ended December 31, 2022 and 2021 (in thousands):

	Contract Assets			
	Years Ended December 31			
		2022		**2021**
Unbilled Receivables - beginning of period	$	74	$	271
Increases due to revenue recognized, not invoiced to customers		3,653		1,815
Decreases due to customer invoicing		(3,457)		(2,012)
Unbilled Receivables - end of period	$	**270**	$	**74**

(4) Supplemental Cash Flow Information

	Years Ended December 31					
		2022		**2021**		**2020**
Cash paid for:				(in thousands)		
Interest	$	2,721	$	53	$	71
Income taxes, net of refunds		13,200		5,914		2,481
Non-cash investing and financing activities:						
Capital additions accrued but not yet paid	$	125	$	135	$	225
Accrued contingent consideration		14,568		9,731		-
Present value of non-competition payments		10,043		9,477		-
Finance lease right of use assets		-		187		108
Finance lease liabilities		-		(187)		(108)
Operating lease right of use assets		329		7,782		-
Operating lease liabilities		(329)		(7,782)		-

(5) Receivables and Allowance for Credit Losses

Receivables consist of the following (in thousands):

	December 31	
	2022	**2021**
Accounts receivable–trade	$ 55,850	$ 39,903
Less allowance for credit losses	(733)	(519)
Receivables, net	**$ 55,117**	**$ 39,384**

The Company is exposed to credit losses primarily through sales of products and services. The Company's expected loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions, and a review of the current status of customers' trade accounts receivables. Due to the short-term nature of such receivables, the estimate of the amount of accounts receivable that may not be collected is based on aging of the accounts receivable balances and the financial condition of customers. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. The Company's monitoring activities include timely account reconciliation, dispute resolution, payment confirmation, consideration of customers' financial condition and macroeconomic conditions. Balances are written off when determined to be uncollectible. Estimates based on an assessment of anticipated payment and all other historical, current, and future information that is reasonably available are used to determine the allowance.

The following table provides a roll-forward of the allowance for credit losses that is deducted from accounts receivable to present the net amount expected to be collected for the years ended December 31, 2022 and 2021 (in thousands):

	Allowance for Credit Losses			
	Years Ended December 31			
		2022		**2021**
Allowance - beginning of period	$	519	$	484
Provision for expected credit losses		293		179
Amounts written off against the allowance, net of recoveries		(40)		(144)
Decrease due to sale of Molded Fiber business		(39)		-
Allowance - end of period	**$**	**733**	**$**	**519**

(6) Inventories

Inventories consist of the following (in thousands):

	December 31			
		2022		**2021**
Raw materials	$	42,475	$	22,184
Work in progress		4,183		4,205
Finished goods		6,878		7,047
Total Inventory	**$**	**53,536**	**$**	**33,436**

(7) Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2021 are as follows (in thousands):

		2022		**2021**
Opening balance	$	107,905	$	51,838
Acquired in business combinations (See Note 2)		7,140		56,067
DAS working capital adjustment		196		-
DAS opening balance sheet reclassification		(243)		-
Sale of Molded Fiber		(1,778)		-
Foreign currency translation		(192)		-
Ending balance	**$**	**113,028**	**$**	**107,905**

Approximately $106.0 million of goodwill at December 31, 2022, is deductible for tax purposes.

The carrying values of the Company's definite-lived intangible assets as of December 31, 2022 and 2021 are as follows (in thousands):

December 31, 2022	Customer List	Intellectual Property/ Tradename & Brand	Non-Compete	Total
Weighted-average useful life	20 years	11.9 years	9.3 years	
Gross amount	$ 65,174	$ 7,064	$ 5,497	$ $77,735
Accumulated amortization	(7,665)	(727)	(982)	(9,374)
Net balance	**$ 57,509**	**$ 6,337**	**$ 4,515**	**$ 68,361**

December 31, 2021	Customer List	Intellectual Property/ Tradename & Brand	Non-Compete	Total
Weighted-average useful life	20 years	11.9 years	9.5 years	
Gross amount	$ 62,328	$ 4,994	$ 5,245	$ 72,567
Accumulated amortization	(4,442)	(175)	(365)	(4,982)
Net balance	**$ 57,886**	**$ 4,819**	**$ 4,880**	**$ 67,585**

Amortization expense related to intangible assets was approximately $4.4 million, $1.3 million, and $1.3 million for the years ended December 31, 2022, 2021, and 2020, respectively. The estimated remaining amortization expense as of December 31, 2022 is as follows (in thousands):

2023	$ 4,408
2024	4,401
2025	4,401
2026	4,399
2027	4,397
Thereafter	46,355
Total	**$ 68,361**

(8) Property, Plant, and Equipment

Property, plant, and equipment consist of the following (in thousands):

	December 31	
	2022	**2021**
Land and improvements	$ 4,811	$ 3,191
Buildings and improvements	34,446	36,234
Leasehold improvements	5,503	4,859
Machinery & equipment	52,233	72,963
Furniture, fixtures, computers & software	6,401	6,052
Construction in progress	7,272	3,538
Property, plant, and equipment	**$ 110,666**	**$ 126,837**
Accumulated depreciation and amortization	(52,594)	(70,268)
Net property, plant, and equipment	**$ 58,072**	**$ 56,569**

Depreciation and amortization expense of Property, Plant, and Equipment for the years ended December 31, 2022, 2021, and 2020 was approximately $7.5 million, $7.1 million, and $7.0 million, respectively.

(9) Debt

On December 22, 2021, the Company, as the borrower, entered into a secured $130 million Second Amended and Restated Credit Agreement (the "Second Amended and Restated Credit Agreement") with certain of the Company's subsidiaries (the "Subsidiary Guarantors") and Bank of America, N.A., in its capacity as the initial lender, Administrative Agent, Swingline Lender and L/C Issuer, and certain other lenders from time-to-time party thereto. The Second Amended and Restated Credit Agreement amends and restates the Company's prior credit agreement, originally dated as of February 1, 2018.

The credit facilities under the Second Amended and Restated Credit Agreement consist of a $40 million secured term loan to the Company and a secured revolving credit facility, under which the Company may borrow up to $90 million. The Second Amended and Restated Credit Agreement matures on December 21, 2026. The secured term loan requires quarterly principal payments of $1,000,000 that commenced on March 31, 2022. The proceeds of the Second Amended and Restated Credit Agreement may be used for general corporate purposes, including funding the acquisition of DAS Medical, as well as certain other permitted acquisitions. The Company's obligations under the Second Amended and Restated Credit Agreement are guaranteed by the Subsidiary Guarantors.

The Second Amended and Restated Credit Agreement calls for interest determined by the Bloomberg Short-Term Bank Yield Index rate ("BSBY") plus a margin that ranges from 1.25% to 2.0% or, at the discretion of the Company, the bank's prime rate less a margin that ranges from 0.25% to zero. In both cases the applicable margin is dependent upon Company performance. Under the Second Amended and Restated Credit Agreement, the Company is subject to a minimum fixed-charge coverage financial covenant as well as a maximum total funded debt to EBITDA financial covenant. The Second Amended and Restated Credit Agreement contains other covenants customary for transactions of this type, including restrictions on certain payments, permitted indebtedness, and permitted investments.

At December 31, 2022, the Company had approximately $55 million in borrowings outstanding under the Second Amended and Restated Credit Agreement, which were used as partial consideration for the DAS Medical and Advant acquisitions, and also had approximately $0.7 million in standby letters of credit outstanding, drawable as a financial guarantee on worker's compensation insurance policies. At December 31, 2022, the applicable interest rate was approximately 5.2% and the Company was in compliance with all covenants under the Second Amended and Restated Credit Agreement.

Long-term debt consists of the following (in thousands):

	December 31 2022
Revolving credit facility	$ 19,000
Term loan	36,000
Total long-term debt	**55,000**
Current portion	(4,000)
Long-term debt, excluding current portion	**$ 51,000**

Future maturities of long-term debt at December 31, 2022 are as follows (in thousands):

Year ended December 31,	Term Loan	Revolving credit facility	Total
2023	$ 4,000	$ -	$ 4,000
2024	4,000	-	4,000
2025	4,000	-	4,000
2026	24,000	19,000	43,000
	$ 36,000	**$ 19,000**	**$ 55,000**

Derivative Financial Instruments

The Company used interest-rate-related derivative instruments to manage its exposure related to changes in interest rates on certain of its variable-rate debt instruments. The Company does not enter into derivative instruments for any purpose other than cash flow hedging. Derivative financial instruments expose the Company to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, creating credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, in these circumstances the Company is not exposed to the counterparty's credit risk. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with carefully selected major financial institutions based upon their credit profile. Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates.

The Company assesses interest rate risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. The Company's debt obligations exposed the Company to variability in interest payments due to changes in interest rates. The Company believed that it was prudent to limit the variability of a portion of its interest payments. To meet this objective, in connection with the first Amended and Restated Credit Agreement, the Company entered into a $20 million, 5-year interest rate swap agreement under which the Company receives three-month LIBOR plus the applicable margin and pays a 2.7% fixed rate plus the applicable margin. The swap modified the Company's interest rate exposure by converting the previous term loan from a variable rate to a fixed rate in order to hedge against the possibility of rising interest rates during the term of the loan. The notional amount was approximately $5.7 million at December 31, 2022. The fair value of the swap as of December 31, 2022 and 2021 was zero and approximately $(176) thousand, respectively, and is included in other liabilities. Changes in the fair value and net cash settlement amounts related to the swap are recorded in other income of approximately $176 thousand and approximately $24 thousand during the years ended December 31, 2022 and 2021, respectively.

As the Company has paid the remaining balance of the term loan that was associated with the swap in its entirety, there is no longer underlying debt to hedge against with the swap. The changes in the fair value of the swap will continue to be accounted for as a financial instrument until its maturity, on February 1, 2023.

(10) Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31	
	2022	**2021**
Compensation	$ 7,949	$ 6,498
Current portion of contingent consideration	5,000	4,543
Current portion of present value of non-competition payments	1,888	156
Accrued customer rebates	3,493	1,241
Other	4,792	4,339
	$ 23,122	**$ 16,777**

Certain amounts for the year ended December 31, 2021 were reclassified to conform to the current year presentation (See Note 1).

(11) Income Tax

The Company's domestic and foreign net income before provision for income taxes for the years ended December 31, 2022, 2021, and 2020 consists of the following (in thousands):

	Years Ended December 31		
	2022	**2021**	**2020**
Domestic	$ 34,654	$ 21,205	$ 16,283
Foreign	18,064	-	-
Total	**$ 52,718**	**$ 21,205**	**$ 16,283**

The Company's income tax provision for the years ended December 31, 2022, 2021, and 2020 consists of the following (in thousands):

	Years Ended December 31		
	2022	**2021**	**2020**
Current:			
Federal	$ 11,238	$ 5,793	$ 2,223
State	2,309	1,320	555
Foreign	1,863	-	-
Total Current	**15,410**	**7,113**	**2,778**
Deferred:			
Federal	(3,856)	(1,399)	(28)
State	(624)	(395)	164
Foreign	(1)	-	-
Total Deferred	**(4,481)**	**(1,794)**	**136**
Total income tax provision	**$ 10,929**	**$ 5,319**	**$ 2,914**

The approximate tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows (in thousands):

	December 31	
	2022	**2021**
Deferred tax assets:		
Reserves	$ 450	$ 380
Inventory capitalization	305	706
Compensation programs	2,120	1,842
Equity-based compensation	690	668
Lease liability	3,298	2,427
Intangible assets	1,132	877
Deferred revenue	1,115	365
Other	362	17
Gross deferred tax assets	**9,472**	**7,282**
Valuation allowance	-	(17)
Net deferred tax assets	**9,472**	**7,265**
Deferred tax liabilities:		
Excess of book over tax basis of fixed assets	(2,782)	(4,481)
Goodwill	(2,445)	(3,628)
Right of use asset	(3,245)	(2,419)
Total deferred tax liabilities	**(8,472)**	**(10,528)**
Net long-term deferred tax assets (liabilities)	**$ 1,000**	**$ (3,263)**

The amounts recorded as deferred tax assets as of December 31, 2022 and 2021 represent the amount of tax benefits of existing deductible temporary differences or carryforwards that are more likely than not to be realized through the generation of sufficient future taxable income within the carryforward period. The Company had gross deferred tax assets of approximately $9.5 million at December 31, 2022, that it believes are more likely than not to be realized in the carryforward period. Management reviews the recoverability of deferred tax assets during each reporting period.

The Company has provided a valuation allowance of zero and $17 thousand at December 31, 2022 and 2021, respectively, for deferred tax assets (net of federal tax benefit).

The actual tax provision for the years presented differs from that derived from using a U.S federal statutory rate of 21% to income before income tax expense as follows:

	Years Ended December 31		
	2022	**2021**	**2020**
U.S. federal statutory rate	21.0%	21.0%	21.0%
Increase (decrease) in income taxes resulting from:			
State taxes, net of federal tax benefit	3.2	4.0	4.2
Meals and entertainment	-	-	0.1
Tax credits	(0.7)	(1.7)	(7.2)
Return to provision adjustments	-	0.7	-
Foreign rate differential	(3.7)	-	-
GILTI impact	0.8	-	-
Excess tax benefits on equity awards	-	-	(1.2)
Excess compensation	0.8	0.7	0.8
Other	(0.7)	0.6	0.2
Change in valuation allowance	-	(0.2)	-
Effective tax rate	**20.7%**	**25.1%**	**17.9%**

The Company's foreign subsidiary earnings are subject to current U.S. taxation under the Tax Cuts and Jobs Act of 2017, which also repealed U.S. taxation on the subsequent repatriation of those earnings. We intend to repatriate substantially all of our future foreign subsidiary earnings. The repatriation of earnings outside of the U.S. generally does not represent a material net tax impact to the Company. The withholding taxes associated with the Company's earnings in the Dominican Republic are generally fully creditable against the Company US tax liability and therefore do not produce any incremental tax consequences. The earnings of the Company's other foreign subsidiaries, and therefore the withholding taxes associated with those earnings, are not material as of December 31, 2022.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, as well as Ireland and Costa Rica. It currently does not have a local filing obligation with respect to its subsidiary in the Dominican Republic. The Company has not been audited by any state for income taxes with the exception of returns filed in Michigan which have been audited through 2004, income tax returns filed in Massachusetts which have been audited through 2007, income tax returns filed in Florida which have been audited through 2019, income tax returns filed in New Jersey which have been audited through 2012, income tax returns in Colorado which have been audited through 2017, and income tax returns in Iowa which have been audited through 2019. The Company's federal tax return is currently being audited for the years 2019 and 2020. Federal and state tax returns for the years 2019 through 2022 remain open to examination by the IRS and various state jurisdictions. The Company's non-US tax returns in Ireland and Costa Rica are open back to 2018.

At December 31, 2022 and 2021, the Company did not have any gross unrecognized tax benefits ("UTB") resulting from uncertain tax positions.

(12) Net Income Per Share

Basic income per share is based upon the weighted average common shares outstanding during each year. Diluted income per share is based upon the weighted average of common shares and dilutive common stock equivalent shares outstanding during each year. The weighted average number of shares used to compute both basic and diluted income per share consisted of the following (in thousands):

	Years Ended December 31		
	2022	**2021**	**2020**
Basic weighted average common shares outstanding during the year	7,564	7,524	7,484
Weighted average common equivalent shares due to stock options and restricted stock units	99	91	84
Diluted weighted average common shares outstanding during the year	**7,663**	**7,615**	**7,568**

The computation of diluted earnings per share excludes the effect of the potential exercise of stock awards, including stock options, when the average market price of the common stock is lower than the exercise price of the related options during the period. These outstanding stock awards are not included in the computation of diluted earnings per share because the effect would have been antidilutive.

For the years ended December 31, 2022, 2021, and 2020, the number of stock awards excluded from the computation was 9,876, 10,716, and 14,892, respectively.

(13) Share-Based Compensation

The Company issues share-based awards through several plans that are described in detail below.

Incentive Plan

In June 2003, the Company formally adopted the 2003 Incentive Plan (the "Plan"). As amended and restated to date, the Plan is intended to benefit the Company by offering equity-based and other incentives to certain of the Company's executives and employees who are in a position to contribute to the long-term success and growth of the Company, thereby encouraging the continuance of their involvement with the Company and/or its subsidiaries.

Two types of equity awards may be granted to participants under the Plan: restricted shares or other stock awards. Restricted shares are shares of common stock awarded subject to restrictions and to possible forfeiture upon the occurrence of specified events. Other stock awards are awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of common stock. Such awards may include Restricted Stock Unit Awards ("RSUs"), incentive and non-qualified stock options, performance shares, or stock appreciation rights. The Company determines the form, terms, and conditions, if any, of any awards made under the Plan.

Through December 31, 2022, 1,327,064 shares of common stock were issued under the 2003 Incentive Plan, none of which have been restricted. An additional 98,448 shares are being reserved for outstanding grants of RSUs and other share-based compensation that are subject to various performance and time-vesting contingencies. The Company has also granted awards in the form of stock options under this Plan. Through December 31, 2022, 185,000 options were granted and no options are outstanding. At December 31, 2022, 738,769 shares or options are available for future issuance in the 2003 Incentive Plan.

Director Plan

Effective July 15, 1998, the Company adopted the 1998 Director Plan, which was amended and renamed on June 3, 2009 as the 2009 Non-Employee Director Stock Incentive Plan (the "Director Plan"). The Director Plan was amended on March 7, 2013, to (i) prohibit the repricing of stock options or other equity awards without the consent of the Company's shareholders, and (ii) prohibit the Company from buying out underwater stock options. The Director Plan was amended on June 8, 2022, to increase the maximum number of shares issuable under the Director Plan from 975,000 to 1,075,000. The Director Plan, as amended, provides for the issuance of stock options and other equity-based securities to non-employee members of the Company's board of directors.

Through December 31, 2022, 400,510 options were granted, and 93,302 options are outstanding. For the year ended December 31, 2022, 3,882 RSUs are being reserved for outstanding grants of RSUs and 131,846 shares remain available to be issued under the Director Plan.

Share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant). Share-based compensation is included in selling, general & administrative expenses as follows (in thousands):

	Years Ended December 31		
Share-based compensation related to:	2022	2021	2020
Common stock grants	$ 400	$ 400	$ 400
Stock option grants	263	210	232
Restricted Stock Unit awards	2,545	1,818	1,175
Total share-based compensation	**$ 3,208**	**$ 2,428**	**$ 1,807**

The total income tax benefit recognized in the consolidated statements of income for share-based compensation arrangements was approximately $1.3 million, $0.8 million, and $0.7 million for the years ended December 31, 2022, 2021, and 2020, respectively

Common stock grants

The compensation expense for common stock granted during the three-year period ended December 31, 2022, was determined based on the market price of the shares on the date of grant.

Stock option grants

The compensation expense for stock options granted during the three-year period ended December 31, 2022, was determined as the fair value of the options using the Black Scholes valuation model. The assumptions are noted as follows:

	Years Ended December 31		
	2022	2021	2020
Expected volatility	34.7%	33.7%	32.8%
Expected dividends	None	None	None
Risk-free interest rate	2.9%	0.8%	0.3%
Exercise price	$ 77.28	$ 57.34	$ 43.95
Expected term	6.2 years	6.2 years	6.1 years
Weighted-average grant date fair value	$ 30.37	$ 19.60	$ 14.10

The stock volatility for each grant is determined based on a review of the experience of the weighted average of historical daily price changes of the Company's common stock over the expected option term, and the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected term of the option. The expected term is estimated based on historical option exercise activity.

The following is a summary of stock option activity for the year ended December 31, 2022:

	Shares Under Options	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding December 31, 2021	98,671	$ 33.53		
Granted	9,876	77.28		
Exercised	(16,472)	23.72		
Outstanding December 31, 2022	92,075	$ 39.98	5.95	$ 7,174
Exercisable at December 31, 2022	82,199	$ 35.50	5.53	$ 6,773
Vested and expected to vest at December 31, 2022	92,075	$ 39.98	5.95	$ 7,174

During the years ended December 31, 2022, 2021, and 2020, the total intrinsic value of all options exercised (i.e., the difference between the market price and the price paid by the employees to exercise the options) was approximately $1.2 million, $0.2 million, and $0.8 million, respectively, and the total amount of consideration received from the exercise of these options was approximately $0.4 million, $0.2 million, and $0.5 million, respectively. At its discretion, the Company allows option holders to surrender previously owned common stock in lieu of paying the exercise price and withholding taxes. During the year ended December 31, 2022, 1,876 shares were redeemed for this purpose at an average market price of $95.82. During both the years ended December 31, 2021 and 2020, no shares were redeemed for this purpose.

Restricted Stock Unit awards ("RSUs")

The Company grants RSUs to its directors, executive officers and employees. The stock unit awards are subject to various time-based vesting requirements, and certain portions of these awards are subject to performance criteria of the Company. Compensation expense on these awards is recorded based on the fair value of the award at the date of grant, which is equal to the Company's closing stock price, and is charged, to expense ratably during the service period. No compensation expense is taken on awards that do not become vested, and the amount of compensation expense recorded is adjusted based on management's determination of the probability that these awards will become vested.

The following table summarizes information about stock unit award activity during the year ended December 31, 2022:

	Restricted Stock Units	Weighted Average Award Date Fair Value
Outstanding at December 31, 2021	**101,168**	**$ 41.78**
Awarded	51,981	74.66
Shares vested	(49,575)	41.05
Forfeitures	(1,244)	63.34
Outstanding at December 31, 2022	**102,330**	**$ 56.02**

At the Company's discretion, RSU holders are given the option to net-share settle to cover the required minimum withholding tax, and the remaining amount is converted into the equivalent number of common shares. During the year ended December 31, 2022, 19,425 shares were redeemed for this purpose at an average market price of $67.05. During the years ended December 31, 2021 and 2020, 14,190 and 11,423 shares were redeemed for this purpose at an average market price of $52.55 and $49.91, respectively.

The following summarizes the future share-based compensation expense the Company will record as the equity securities granted through December 31, 2022, vest (in thousands):

	Options		Restricted Stock Units		Total	
2023	$	131	$	2,186	$	2,317
2024		-		1,287		1,287
2025		-		150		150
Total	**$**	**131**	**$**	**3,623**	**$**	**3,754**

(14) Leases

The Company has operating and finance leases for offices, manufacturing plants, vehicles and certain office and manufacturing equipment. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for each separate lease component of a contract and its associated non-lease components as a single lease component, thus causing all fixed payments to be capitalized. Variable lease payment amounts that cannot be determined at the commencement of the lease such as increases in lease payments based on changes in index rates or usage, are not included in the right of use ("ROU") assets or lease liabilities. These are expensed as incurred and recorded as variable lease expense. The Company determines if an arrangement is a lease at the inception of a contract. Operating and finance lease ROU assets and operating and finance lease liabilities are stated separately in the condensed consolidated balance sheet.

ROU assets represent the Company's right to use an underlying asset during the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the net present value of fixed lease payments over the lease term. The Company's lease term includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option. ROU assets are also adjusted for any deferred or accrued rent. As the Company's leases do not typically provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

ROU assets and lease liabilities consist of the following (in thousands):

	December 31			
	2022		**2021**	
Operating lease ROU assets	$	12,942	$	9,053
Finance lease ROU assets		211		271
Total ROU assets	**$**	**13,153**	**$**	**9,324**
Operating lease liabilities - current	$	2,458	$	2,181
Finance lease liabilities - current		59		58
Total lease liabilities - current	**$**	**2,517**	**$**	**2,239**
Operating lease liabilities - long-term	$	10,695	$	6,903
Finance lease liabilities - long-term		156		215
Total lease liabilities - long-term	**$**	**10,851**	**$**	**7,118**

	Year Ended December 31 ($ in thousands)			
	2022		**2021**	
Lease Cost:				
Finance lease cost:				
Amortization of right of use assets	$	60	$	27
Interest on lease liabilities		5		3
Operating lease cost		2,621		1,263
Variable lease cost		304		263
Short-term lease cost		57		43
Total lease cost	$	**3,047**	$	**1,599**
Cash paid for amounts included in measurement of lease liabilities:				
Operating cash flows from operating leases	$	2,452	$	1,284
Financing cash flows from finance leases		63		29
ROU assets obtained in exchange for finance lease obligations		-		198
Weighted-average remaining lease term (years):				
Finance		3.54		4.54
Operating		5.34		3.95
Weighted-average discount rate:				
Finance		2.10%		2.10%
Operating		3.00%		2.63%

The aggregate future lease payments for leases as of December 31, 2022 were as follows (in thousands):

	December 31, 2022			
	Finance		**Operating (a)**	
2023	$	63	$	2,492
2024		63		2,420
2025		63		2,234
2026		28		2,012
2027		6		1,709
Thereafter		-		3,611
Total lease payments		223		14,478
Less: Interest		(8)		(1,325)
Present value of lease liabilities	$	**215**	$	**13,153**

(a) Future operating lease payments have not been reduced by minimum sublease rentals of approximately $2.1 million due in the future under non-cancelable subleases.

Rent expense amounted to approximately $2.6 million, $1.4 million, and $1.3 million in 2022, 2021, and 2020, respectively.

(15) Other Long-Term Liabilities

Other long-term liabilities consist of the following (in thousands):

	December 31			
	2022		**2021**	
Accrued contingent consideration (earn-out)	$	9,568	$	5,188
Present value of non-competition payments		8,155		9,321
Other		497		676
	$	**18,220**	$	**15,185**

Certain amounts for the year ended December 31, 2021 were revised to conform to the current year presentation (See Note 1).

(16) Commitments and Contingencies

(a) ***Legal*** – From time to time, the Company may be a party to various suits, claims and complaints arising in the ordinary course of business. In the opinion of management of the Company, these suits, claims and complaints should not result in final judgments or settlements that, in the aggregate, would have a material adverse effect on the Company's financial condition or results of operations.

(b) ***Contingent Consideration*** – In conjunction with both the Contech Medical and DAS Medical acquisitions in the fourth quarter of 2021, the Company incurred liabilities for certain contingent consideration related to the valuation of earn-out payments based upon the performance of the business. Also in conjunction with the DAS Medical acquisition, the Company incurred a liability for contingent consideration related to the present value of non-competition payments. We re-measure contingent liabilities each reporting period and record changes in the fair value through a separate line item within our consolidated statements of operations. Increases or decreases in the fair value of the contingent consideration liability can result from changes in discount rates, periods, timing and amount of projected revenue or timing or likelihood of achieving regulatory, revenue or commercialization-based milestones. The use of alternative valuation assumptions, including estimated revenue projections, growth rates, cash flows, discount rates, useful life, or probability of achieving clinical, regulatory, or revenue-based milestones could result in different purchase price allocations and recognized amortization expense and contingent consideration expense or benefit in current and future periods.

(17) Employee Benefit Plans

The Company maintains 401(k) and profit-sharing plans for eligible employees. Contributions to the Plans are made in the form of matching contributions to employee 401(k) deferrals, and until 2020, discretionary profit-sharing amounts determined by the Board of Directors to be funded by March 15 following each fiscal year. Contributions to the Plan were approximately $0.7 million, $0.6 million, and $0.9 million for the years 2022, 2021, and 2020, respectively.

The Company has a partially self-insured health insurance program that covers all eligible participating employees. The maximum liability is limited by a stop loss of $225 thousand per insured person, along with an aggregate stop loss determined by the number of participants.

The Company has an Executive, Non-qualified "Excess" Plan ("the Plan"), which is a deferred compensation plan available to certain executives. The Plan permits participants to defer receipt of part of their current compensation to a later date as part of their personal retirement or financial planning. Participants have an unsecured contractual commitment from the Company to pay amounts due under the Plan.

The compensation withheld from Plan participants, together with gains or losses determined by the participants' deferral elections, is reflected as a deferred compensation obligation to participants and is classified within the liabilities section in the accompanying balance sheets. At December 31, 2022 and 2021, the balance of the deferred compensation liability totaled approximately $4.2 million and $4.3 million, respectively. The related assets, which are held in the form of a Company-owned, variable life insurance policy that names the Company as the beneficiary, are classified within the other assets section of the accompanying balance sheets and are accounted for based on the underlying cash surrender values of the policies and totaled approximately $4.1 and $4.3 million as of December 31, 2022 and 2021, respectively.

(18) Fair Value of Financial Instruments

Financial instruments recorded at fair value in the consolidated balance sheets, or disclosed at fair value in the footnotes, are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels defined by ASC 820, *Fair Value Measurements and Disclosures*, and directly related to the amount of subjectivity associated with inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 – Valued based on unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Valued based on either directly or indirectly observable prices for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level 3 – Valued based on management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The following table presents the fair value and hierarchy levels for financial assets that are measured at fair value on a recurring basis (in thousands):

Level 2	December 31, 2022	December 31, 2021
Liabilities:		
Derivative financial instruments	$ -	$ 176

Level 3	December 31, 2022	December 31, 2021
Purchase price contingent consideration (Note 2):		
Accrued contingent consideration (earn-out)	$ 14,568	$ 9,731
Present value of non-competition payments	10,043	9,477

Derivative financial instruments consist of an interest rate swap for which fair value is determined through the use of a pricing model that utilizes verifiable inputs such as market interest rates that are observable at commonly quoted intervals for the full term of the swap agreement.

In connection with the acquisitions discussed in Note 2, "Acquisitions," the Company is required to make contingent payments, subject to the entities achieving certain financial performance thresholds. The contingent consideration payments for both acquisitions combined are up to $25 million. The fair value of the liabilities for the contingent consideration payments recognized upon the acquisition as part of the purchase accounting opening balance sheets totaled approximately $9.7 million and was estimated by discounting to present value the probability-weighted contingent payments expected to be made. Assumptions used in this calculation were managements, financial forecasts, discount rate and various probability factors. The ultimate settlement of contingent consideration could deviate from current estimates based on the actual results of these financial measures. This liability is considered to be a Level 3 financial liability that is re-measured each reporting period. The change in fair value of contingent consideration for the acquisition is included in change in fair value of contingent consideration in the consolidated statements of operations.

Also in connection with the DAS Medical acquisition, the Company has entered into Non-Competition Agreements with the beneficiaries and the Company has agreed to pay additional consideration to the parties to the Non-Competition Agreements, including an aggregate of $10.0 million in payments over the ten years following the closing of the DAS Medical acquisition for the 10-year noncompetition covenants of certain key owners. The present value of the Non-Competition Agreements totaled approximately $8.9 million. This liability is considered to be a Level 3 financial liability that is re-measured each reporting period. The change in fair value of contingent consideration for the acquisition is included in change in fair value of contingent consideration in the consolidated statements of operations.

The Company has financial instruments, such as accounts receivable, accounts payable, and accrued expenses, that are stated at carrying amounts that approximate fair value because of the short maturity of those instruments. The carrying amount of the Company's long-term debt approximates fair value as the interest rate on the debt approximates the estimated borrowing rate currently available to the Company.

(19) Segment Data

The Company consists of a single operating and reportable segment.

Revenues shipped to customers outside of the United States comprised approximately 16% of the Company's consolidated revenues for the year ended December 31, 2022. One customer comprised approximately 21% of the Company's consolidated revenues for the year ended December 31, 2022. No customer comprised more than 10% of the Company's consolidated revenues for the years ended December 31, 2021 and 2020. One customer represented approximately 10% of gross accounts receivable for both years ended December 31, 2022 and 2021. Approximately 17% of all long-lived assets are located outside of the United States.

The Company's custom products are primarily sold to customers within the Medical, Automotive, Consumer, Aerospace & Defense, Industrial, and Electronics markets. Sales by market for the years ended December 31, 2022, 2021, and 2020 as follows (in thousands):

Market	2022			2021			2020		
	Net Sales	%		Net Sales	%		Net Sales	%	
Medical	$	286,180	80.9%	$	132,505	64.2%	$	120,258	67.2%
Automotive		17,487	4.9%		15,596	7.6%		14,607	8.1%
Consumer		17,255	4.9%		26,048	12.6%		18,316	10.2%
Aerospace & Defense		15,328	4.3%		16,380	7.9%		12,810	7.1%
Industrial		10,322	2.9%		8,413	4.1%		7,622	4.2%
Electronics		7,220	2.1%		7,378	3.6%		5,760	3.2%
Net Sales	**$**	**353,792**	**100.0%**	**$**	**206,320**	**100.0%**	**$**	**179,373**	**100.0%**

Certain amounts for the year ended December 31, 2021 were reclassified between markets to conform to the current year presentation.

(20) Quarterly Financial Information (unaudited)

Summarized quarterly financial data is as follows (in thousands, except per share data):

2022		Q1		Q2		Q3		Q4
Net sales	$	71,242	$	94,343	$	96,970	$	91,237
Gross profit		17,134		24,324		25,523		23,279
Net income		4,858		8,929		19,540		8,462
Basic net income per share		0.64		1.18		2.58		1.12
Diluted net income per share		0.64		1.17		2.56		1.10

2021		Q1		Q2		Q3		Q4
Net sales	$	48,599	$	50,655	$	50,723	$	56,343
Gross profit		12,609		13,414		12,016		13,075
Net income		4,163		4,715		3,789		3,219
Basic net income per share		0.55		0.63		0.50		0.43
Diluted net income per share		0.55		0.62		0.50		0.42

STOCK PERFORMANCE GRAPH

The following graph compares cumulative total stockholder return on our Common Stock since December 31, 2017 with the cumulative total return of the (1) NASDAQ US Benchmark (TR), (2) SIC Code 3841 Surgical and Medical Instruments and Apparatus, (3) GICS 15103020 Paper Packaging, (4) GICS 35101010 Health Care Equipment, (5) our peer group, as determined by Aon, a national compensation consulting company engaged by our Compensation Committee in 2022 to perform a comprehensive comparative market study of the compensation programs offered to peer company executives and directors, as described in our Proxy Statement for our 2023 Annual Meeting of Stockholders and (6) our former peer group, as determined by Radford, a national compensation consulting company engaged by our Compensation Committee in 2018 to perform a comprehensive comparative market study of the compensation programs offered to peer company executives and directors, as described in our Proxy Statement for our 2022 Annual Meeting of Stockholders. This graph assumes the investment of $100 on December 31, 2017 in our Common Stock, and for comparison the companies that comprise each of (1) NASDAQ US Benchmark (TR), (2) SIC Code 3841 Surgical and Medical Instruments and Apparatus, (3) GICS 15103020 Paper Packaging, (4) GICS 35101010 Health Care Equipment, (5) our peer group, as described above and (6) our former peer group, as described above, and that all dividends were reinvested. Measurement points are the last trading day of each respective fiscal year. The Company's peer group has been updated to reflect certain corporate transactions and events relating to our peers, including, without limitation, mergers and acquisitions, exchange de-listings, corporate name changes and exchange ticker changes as well as changes in the Company's size, market capitalization, foot print and vertical markets.



COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
ASSUMES INITIAL INVESTMENT OF $100
DECEMBER 2022

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Management and representatives of UFP Technologies, Inc. (the "Company") also may from time to time make forward-looking statements. Forward-looking statements generally relate to future events or the Company's future financial or operating performance and may be identified by words such as "may," "should," "expect," "intend," "will," "estimate," "anticipate," "believe," "predict," or similar words. These statements are subject to known and unknown risks, uncertainties, and other factors, which may cause our or our industry's actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about the Company's prospects; statements about the potential further impact the novel coronavirus ("COVID-19") pandemic may have on the Company's business, financial condition and results of operations, including with respect to the different markets in which the Company participates, the demand for its products, the well-being and availability of the Company's employees, the continuing operation of the Company's locations, delayed payments by the Company's customers and the potential for reduced or canceled orders, the Company's efforts to address the pandemic, including regarding the safety of its employees, the maintenance of its facilities and the sufficiency of the Company's supply chain, inventory, liquidity and capital resources, including increased costs in connection with such efforts, the impact of the pandemic on the businesses of the Company's suppliers and customers, and the overall impact the pandemic may have on the Company's financial results in 2023; statements about the Company's acquisition strategies and opportunities and the Company's growth potential and strategies for growth; expectations regarding customer demand; expectations regarding the Company's liquidity and capital resources, including the sufficiency of its cash reserves and the availability of borrowing capacity to fund operations and/or potential future acquisitions; anticipated revenues and the timing of such revenues; expectations about shifting the Company's book of business to higher-margin, longer-run opportunities; anticipated trends and potential advantages in the different markets in which the Company competes, including the medical, aerospace and defense, automotive, consumer, electronics, and industrial markets, and the Company's plans to expand in certain of its markets; statements regarding anticipated advantages the Company expects to realize from its investments and capital expenditures; statements regarding anticipated advantages to improvements and alterations at the Company's existing plants; expectations regarding the Company's manufacturing capacity, operating efficiencies, and new production equipment; statements about new product offerings and program launches; statements about the Company's participation and growth in multiple markets; statements about the Company's business opportunities; and any indication that the Company may be able to sustain or increase its sales, earnings or earnings per share, or its sales, earnings or earnings per share growth rates.

Investors are cautioned that such forward-looking statements involve risks and uncertainties that could adversely affect the Company's business and prospects, and otherwise cause actual results to differ materially from those anticipated by such forward-looking statements, or otherwise, including without limitation: the ongoing effects of the COVID-19 pandemic and its impact on the markets in which the Company participates, including its impact on the Company's customers, suppliers and employees, as well as the U.S. and worldwide economies; risks and uncertainties associated with the ongoing effects of the COVID-19 pandemic and its impact on the Company's business, financial condition and results of operations, including risks relating to decreased, including substantially decreased, demand for the Company's products; risks relating to the potential closure of any of the Company's facilities or the unavailability of key personnel or other employees; risks that the Company's inventory, cash reserves, liquidity or capital resources may be insufficient; risks relating to delayed payments by our customers and the potential for reduced or canceled orders; risks relating to the increased costs associated with the Company's efforts to respond to the pandemic; risks associated with the identification of suitable acquisition candidates and the successful, efficient execution of acquisition transactions, the integration of any such acquisition candidates, the value of those acquisitions to our customers and shareholders, and the financing of such acquisitions; risks related to our indebtedness and compliance with covenants contained in our financing arrangements, and whether any available financing may be sufficient to address our needs; risks associated with efforts to shift the Company's book of business to higher-margin, longer-run opportunities; risks associated with the Company's entry into and growth in certain markets; risks and uncertainties associated with seeking and implementing manufacturing efficiencies and implementing new production equipment; risks and uncertainties associated with growth of the Company's business and increases to sales, earnings and earnings per share; and risks associated with new product and program launches and other factors as well as other risks and uncertainties that are detailed in the documents filed by the Company with the Securities and Exchange Commission ("SEC"). Accordingly, actual results may differ materially. The risks and uncertainties included above are not exhaustive. Readers are referred to the documents filed by the Company with the SEC, specifically the last reports on Forms 10-K and 10-Q. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

Our actual results could be different from the results described in or anticipated by our forward-looking statements due to the inherent uncertainty of estimates, forecasts, and projections, and may be materially better or worse than anticipated. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements represent our current beliefs, estimates and assumptions and are only as of the date of this Report.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer
and Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219

ANNUAL MEETING

The annual meeting of stockholders
will be held virtually at 10:00 a.m. on
June 7, 2023. Details will be posted to
www.ufpt.com.

COMMON STOCK LISTING

UFP Technologies' common stock is
traded on NASDAQ under the symbol
UFPT.

STOCKHOLDER SERVICES

Stockholders whose shares are held in
street names often experience delays
in receiving company communications
forwarded through brokerage firms or
financial institutions. Any shareholder
or other interested party who wishes
to receive information directly should
call or write the Company. Please
specify your preference for regular
or electronic mail:

UFP Technologies, Inc.
Attn: Shareholder Services
100 Hale Street
Newburyport, MA 01950 USA

phone: (978) 352-2200
e-mail: investorinfo@ufpt.com
web: www.ufpt.com

FORM 10-K REPORT

A copy of the Annual Report
on Form 10-K for the fiscal year
ended December 31, 2022, as
filed with the Securities and
Exchange Commission, may be
obtained without charge by
writing to the Company, or
on the Company's website at
www.ufpt.com/investors/filings.html.

CORPORATE HEADQUARTERS

UFP Technologies, Inc.
100 Hale Street
Newburyport, MA 01950 USA
(978) 352-2200 phone

PLANT LOCATIONS

Alabama, California, Colorado, Costa
Rica, Dominican Republic, Florida,
Georgia, Ireland, Massachusetts,
Mexico, Michigan, Rhode Island, Texas

INDEPENDENT PUBLIC ACCOUNTANTS

Grant Thornton LLP
75 State Street, 13th floor
Boston, MA 02109

CORPORATE COUNSELS

Lynch Fink Harrington & Gray LLP
6 Beacon Street, Suite 415
Boston, MA 02108

Brown Rudnick, LLP
One Financial Center
Boston, MA 02111

ABOUT THIS REPORT

The objective of this report is to
provide existing and prospective
shareholders a tool to understand
our financial results, what we do as a
company, and where we are headed
in the future. We aim to achieve
these goals with clarity, simplicity,
and efficiency. We welcome your
comments and suggestions.

COMPANY WEBSITE

In the interest of providing timely, cost-
effective information to shareholders,
press releases, SEC filings, and other
investor-oriented matters are available
on the Company's website at
www.ufpt.com/investors/filings.html.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

R. Jeffrey Bailly **do**
Chairman, CEO and President

Steven G. Cardin **o**
*Vice President, Chief Operating
Officer, MedTech*

Daniel C. Croteau **d**
Former CEO, Corza Medical

Cynthia L. Feldmann **d**
*Former Partner and
National Chair
Medical Device Industry
KPMG LLP*

Joseph J. Hassett **d**
*Sr. Vice President and COO
Analog Devices*

Jason Holt **o**
*Vice President and General
Manager, Advanced Components
and CCO, MedTech*

Symeria Hudson **d**
*President and CEO
United Way of Miami*

Ronald J. Lataille **o**
*Sr. Vice President, Treasurer,
and Chief Financial Officer*

Christopher P. Litterio, Esq. **o**
*General Counsel, Secretary
and Sr. Vice President of
Human Resources*

Marc D. Kozin **d**
Professional Board Member

Thomas Oberdorf **d**
*Chairman and CEO
SIRVA, Inc.*

Mitchell C. Rock **o**
President, MedTech

d Directors   **o Officers**

44

OPERATING PRINCIPLES

CUSTOMERS

We believe the primary purpose of our company is to serve our customers. We seek to "wow" our customers with responsiveness and great products.

ETHICS

We will conduct our business at all times and in all places with absolute integrity with regard to employees, customers, suppliers, community, and the environment.

EMPLOYEES

We are dedicated to providing a positive, challenging, and rewarding work environment for all of our employees.

QUALITY

We are dedicated to the never-ending process of continuously improving products, service, communications, relationships, and commitments.

SIMPLIFICATION

We seek to simplify our business process through the constant reexamination of our methods and elimination of all non-value-added activities.

ENTREPRENEURSHIP

We strive to create an environment that encourages autonomous decision-making and a sense of ownership at all levels of the company.

PROFIT

Although profit is not the sole reason for our existence, it is the lifeblood that allows us to exist.



UFP TECHNOLOGIES

100 Hale Street | Newburyport, MA 01950 | (978) 352-2200 | ufpt.com